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08004122

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Imagi International Holdings Limited

*CURRENT ADDRESS 23rd Floor, Eight Commercial Tower

8 Sun Yip Street

Chai Wan, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED

AUG 12 2008

THOMSON REUTERS

FILE NO. 82- 35221 FISCAL YEAR 3/31/07

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2008 JUL 30 P 12:-9
FICE OF INTERNATIONAL CORPORATE FINANCE

IMAGI INTERNATIONAL HOLDINGS LIMITED
意馬國際控股有限公司*

STOCK CODE 股份代號：585



ANNUAL REPORT 2006/2007 年年報

* For identification only 僅供識別

23-25 MARCH 2007
TMNT
TOPS U.S. BOX OFFICE


TMNT

Contents

Chairman's Overview

In my comments in prior annual reports, I have cited Imagi's quest to successfully compete with the world's elite computer graphics ("CG") animation studios in terms of production quality and audience appeal. This year, I can proudly state that our quest has been successful. In March 2007, Imagi became the first Asian CG animation studio to release a film that earned the #1 opening weekend ranking at the U.S. box office.

In the past twelve months, we have put all our building blocks in place. Imagi's quest is now of a different nature. With the production of our next two films, *Gatchaman* and *Astro Boy*, we are on a path to more predictable revenues, more consistent cash flows and a more valuable intellectual property library.

On behalf of the Board of Directors (the "Board"), I would like to congratulate the Imagi team for the milestones achieved in 2007, and commend them on the clear and important goals they have set for 2008 and beyond. I would also like to thank our investors, consumers and strategic partners for their ongoing support.



Kao Cheung Chong, Michael
Chairman
Hong Kong, 9th July 2007

Mission



To provide the best in DIGITAL ENTERTAINMENT to mass-market audiences around the world.

Corporate Information

BOARD OF DIRECTORS

Executive Directors
Mr. KAO Cheung Chong, Michael *(Chairman)*
Mr. KAO Wai Ho, Francis *(Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer)*
Mr. Douglas Esse GLEN *(Co-Chief Executive Officer and Chief Production Officer)*
Mr. TSE Chi Man, Terry *(President and Chief Financial Officer)*
Mr. Thomas Knox GRAY

Non-Executive Director
Mr. LAM Pak Kin, Philip

Independent Non-Executive Directors
Mr. LAI Chi Kin, Lawrence
Mr. NG See Yuen
Mr. OH Kok Chi

AUDIT COMMITTEE

Mr. OH Kok Chi *(Chairman)*
Mr. LAI Chi Kin, Lawrence
Mr. NG See Yuen

COMPANY SECRETARY

Ms. HUI Yuen Yam, Winnie

QUALIFIED ACCOUNTANT

Ms. HUI Yuen Yam, Winnie

REGISTERED OFFICE

Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

23rd Floor
Eight Commercial Tower
8 Sun Yip Street
Chai Wan
Hong Kong

BERMUDA RESIDENT REPRESENTATIVE

Butterfield Fund Services (Bermuda) Limited



LEGAL ADVISORS
As to Hong Kong law:
Kirkpatrick & Lockhart Preston Gates Eills
Deacons
To, Lam & Co

As to USA law:
Weissmann Wolff Bergman Coleman Grodin & Evall LLP

As to Bermuda law:
Conyers Dill & Pearman

AUDITOR
Deloitte Touche Tohmatsu

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank (HK) Limited
City National Bank

BERMUDA PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE
Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Hong Kong

INTERNET WEBSITE
www.imagi.com.hk




© 2007 Tatsunoko Production Co., Ltd. / Imagi International Holdings Ltd.
AN IMGI ANIMATION STUDIOS PICTURE





© 2007 Tatsunoko Production Co., Ltd. / Imagi International Holdings Ltd.


ASTRO BOY
© 2007 Tezuka Productions Co., Ltd. / Imagi International Holdings Ltd.




© 2007 Tezuka Productions Co., Ltd / Imagi International Holdings Ltd.

A Message from Co-CEOs Francis Kao and Douglas Glen to Imagi Shareholders

During the past year, Imagi has made a number of important and successful strides in its evolution as Asia's leading CG animation studio. In the past twelve months, our first theatrical feature film, namely *TMNT* (stands for "*Teenage Mutant Ninja Turtles*"), was released, key appointments were made to the senior management team and an impressive slate of future films entered production. These achievements were underpinned by significant improvements in operating efficiency, in creative development, production management and departmental accountability. All the building blocks are now in place for Imagi to join the handful of global CG studios that consistently deliver the highest quality animated films.



All the building blocks are now in place for Imagi to join the handful of global CG studios that consistently deliver the highest quality animated films.

TMNT

On 23rd March 2007, Imagi released *TMNT* through Warner Bros. at 3,110 locations (about 3,500 screens) in North America. The film took top place in box office revenue that weekend, only the third time in history that an Asian-made film has achieved that honour. In the ensuing weeks, *TMNT* brought in over US$54 million in U.S. box office revenues, and surpassed US$90 million worldwide.

TMNT was a significant achievement in several other regards. It corroborated Imagi's strategy of licensing proven action hero properties and upgrading them to high-end CG animation. It demonstrated that Imagi's Hong Kong-based CG production line can deliver a US$40 million movie that looks as good as California-made films that cost three to five times our production budget. It also demonstrated that the Hong Kong film industry's legendary aptitude for elaborately choreographed fight sequences translates beautifully into CG animation.

Commenting on *TMNT*, Mr. Michael Ordoña of the Los Angeles Times wrote: "*Shrek* and *The Incredibles* may have raised the animation bar, but the texture in the costumes and the turtles' skins, even in the way distinct raindrops splash and dissipate on the characters' faces, stands up to comparison."

SENIOR OPERATIONAL APPOINTMENTS

One of our top priorities during the past twelve months was filling out the senior management team with talented, experienced professionals.

On the Hong Kong side, Mr. Brett Feeney joined us as Vice President of Production, responsible for managing our CG production "pipeline". Most recently, Mr. Feeney was digital supervisor at Animal Logic in Australia, where he designed the production line for the Academy Award®-winning feature *Happy Feet*.





On the U.S. side, Ms. Cecil Kramer joined us as Executive Vice President of Production, responsible for the story development, pre-production and post-production of all Imagi's films. Previously, Ms. Kramer was Co-Head of Production at DreamWorks Animation, where she produced and/or developed films including *Shrek, Shrek 2, Flushed Away, Chicken Run* and *Wallace & Gromit: The Curse of the Were-Rabbit.*

The addition of industry veterans like Mr. Feeney and Ms. Kramer have helped to instill global best practices in every aspect of filmmaking, from story development to creative design to CG production. In the coming months, we expect to announce the arrival of one or two additional senior professionals whose talent and experience will further elevate Imagi's creative and operating capabilities.

Imagi also continues to recruit talented individuals at all levels and is proud to offer training and career opportunities that are unparalleled in the Asian CG industry.

FEATURE FILM PIPELINE

When *TMNT* entered production in 2005, it absorbed virtually all of the company's creative and technical resources. With the recent strengthening of our creative development and production infrastructure, we can comfortably handle multiple feature films in staggered-start production. Our next film, *Gatchaman*, will be completed in late 2008, and the next film, *Astro Boy*, in mid-2009. From then on, Imagi will be on a pace to release a new theatrical feature approximately every eight months. Now that we have emerged from what can be characterized as our start-up phase, the regularity of our release schedule will make our revenue stream more predictable, significantly improve our cash flow and effectively address our working capital requirements.

For a movie studio to be consistently successful, it must not only make movies right (i.e. efficiently, competently and with top talent), it must make the right movies. To that end, Imagi's film slate is comprised of proven action hero properties that have attracted large audiences around the world.



Our next release, *Gatchaman*, originated in Japan in the early 1970s as a television series called *Science Ninja Team Gatchaman*. Released in the U.S. as *Battle of the Planets* and *G-Force*, it soon became one of the top syndicated programs. Set in a future world grappling with environmental and technological issues, the story focuses on five reluctant heroes whose remarkable genetic code makes them Earth's only hope of defeating extra-terrestrial invaders. Imagi's theatrical feature film will be a big, effects-rich movie with some of the most ambitious action sequences ever seen in animation. Mr. Robert Mark Kamen *(The Fifth Element, The Karate Kid)* is the screenwriter and Mr. Kevin Munroe *(TMNT)* directs.

Astro Boy may be the best known action hero in the world and clearly can make that claim in Asia. *Astro Boy* has frequently been called "the Mickey Mouse of Japan". Originally created by "manga god" Osamu Tezuka in the early 1950s, *Astro Boy* has starred in more than 300 television episodes and several two-dimensional ("2D") features. When first aired in the U.S., the original black and white TV show quickly became the top syndicated children's programme. *Astro Boy* is the story of a half-human, half-robot youngster on a journey of self-discovery and redemption. It's a heartwarming family film in which kindness triumphs over cynicism and technology, with absolutely amazing action sequences. Mr. Mike LaChance *(Shrek, Shark Tale)* is the screenwriter. Mr. Colin Brady *(Toy Story 2, Everyone's Hero)* directs.

MERCHANDISING AND MARKETING

The action hero themes and characters that populate Imagi's film slate have enjoyed significant successes not just in television programming, but in toys, games, merchandising and promotion. As Imagi elevates the properties to theatrical CG animation, we can expect the demand for these ancillary items to re-ignite.

Imagi has acquired broad rights and control over the merchandising of our feature film versions of *Gatchaman* and *Astro Boy*. In the ensuing months, we expect to announce alliances with global partners for toys, games and other downstream domains.

Please visit Imagi's web site (www.imagi.com.hk) from time to time to keep current with announcements of future films, merchandising alliances and promotional partnerships.

STRATEGIC AND FINANCIAL CONSIDERATIONS

During the past twelve months, Imagi has transformed itself from a startup company exploring many opportunities to a growth company with a clear and targeted focus. We are concentrating all our management and financial resources on the development, production and monetization of action hero-themed CG-animated theatrical feature films.

We have aligned our organizational structure to our focused strategy and we have discontinued non-core activities that are not in direct support of the strategy. Consequently, we have written down our prior investments in all non-core initiatives. This is a prudent step for Imagi to take and one which enables us to present an accurate financial picture of the business on a going-forward basis, free of the burden of discontinued operation. We are entering 2008 with a clean slate financially and with absolute clarity about our mission.

It only remains for us to extend our thanks to all our investors for your continued support as Imagi grows into its role as Asia's first Hollywood-style animation studio.

Kind regards,

Kao Wai Ho, Francis
Douglas Esse Glen
Co-Chief Executive Officers

Hong Kong, 9th July 2007



Creative Leadership Quotes



Colin Brady
Director, "Astro Boy"
" *'Astro Boy's'* message of the heart's triumph over technology is more relevant now than ever."

Brett Feeney
Vice President of Production, Hong Kong
"Imagi holds a unique place in the world of CG animation, and has been attracting some of the planet's best talent to work with our high-octane Hong Kong crew."

Maryann Garger
Producer, "Astro Boy"
"Imagi is combining Japanese stories, Hollywood storytelling and Hong Kong animation into the most original family films being made today."



Felix Ip
Creative Director, Hong Kong
"We grew up with both Asian and Western heroes, like *'Batman'*, *'Superman'*, *'Gatchaman'*, *'Astro Boy'*, *'Ultraman'* and *'Dragon Ball'*. We know our global audiences."



Cecil Kramer
Executive Vice President of Production, Sherman Oaks
"Imagi leads the way in producing epic action superhero movies in full CG animation. Our groundbreaking and dynamic innovation goes beyond the frontiers of imagination."



Kevin Munroe
Director, "Gatchaman"
"Imagi has given me the opportunity to make big, swashbuckling action films entirely in CG animation. It's like being handed the keys to a Ferrari and told to have fun."


IMAGI

Kith Ng
Visual Effects Supervisor, Hong Kong
"We built a reputation as the most efficient high-end animation pipeline. Our goal is to be known as the most sophisticated."


NEILYOUNG

Kim Ooi
Animation Director, Hong Kong
"Great animated films are more about acting than about technology. Hong Kong understands great action scene acting better than anybody".



Lynne Southerland
Producer, "Gatchaman"
"The most successful films are those which are courageously original, while also being full of heart. I'm proud that *'Gatchaman'* scores off the charts on both counts."



Paul Wang
Executive Vice President of Development, Sherman Oaks
"Imagi creates hip and savvy CG films for a generation of movie-goers who have graduated from wise-cracking animals."

Management Discussion and Analysis

BUSINESS REVIEW

Financial

Over 98.9%, representing HK$240.7 million, of this year's turnover was contributed from the full completion and delivery of one CG animation film, namely *TMNT* and one 2D anime film, namely *Highlander: The Search for Vengeance ("Highlander")*, to our distributors in the first quarter of 2007. As such, total turnover of the Group increased substantially to HK$243.5 million for the year ended 31st March 2007 representing an increase of around 36 times in comparison with HK$6.6 million for the year ended 31st March 2006.

Taking into effect film amortization, which was allocated by the percentage from the actual revenue over the projected revenue by the management, the costs of production for these two animation films were approximately HK$330.0 million. With the inclusion of amortization cost, the net loss attributable to the shareholders for the year ended 31st March 2007 was HK$138.9 million compared with a loss of HK$72.2 million last year.

The loss for the year reflects:

(1) the adoption of a prudent amortization policy, which takes a more conservative approach that includes a write-down of the vast majority of the films that entered distribution in 2007;

(2) expenses of HK$9.0 million recognized in relation to share options granted to employees by the Group as part of its incentive scheme; and

(3) an impairment loss on game projects of HK$8.1 million recognized in light of recent market conditions.

Visual effects and video game development are the two other lines of business with which the Group has been involved due to the similarity in certain skill sets, technologies and infrastructure requirements between CG films, visual effects and video games. The revenue derived from the visual effects division was around HK$1.8 million for the year ended 31st March 2007, showing an increase of around 260% compared with HK$0.5 million last year. The game development division has developed one new game which may be released to the market and start to generate revenue in the coming financial years.

Corporate

During the year, there were three corporate activities conducted by the Group:

1. On 22nd September 2006, the Company successfully completed the share subdivision, whereby both the issued and unissued shares of HK$0.50 each in the share capital of the Company was subdivided into 5 Subdivided Shares of HK$0.10 each. The Board believed the share subdivision could further enhance the trading liquidity of the Company's share in The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and thereby would attract more investor interest and widen on the shareholders' base.

2. On 15th January 2007, Sunni International Limited (the "Vendor"), being the controlling shareholder of the Company, CLSA Limited (the "Placing Agent") and the Company entered into a placing agreement (the "Placing Agreement") pursuant to which the Placing Agent agreed to procure, as agent of the Vendor, purchasers for up to 125,000,000 shares of the Company (the "Placing Shares") at HK$3.50 (the "Placing Price") per Placing Share on a best-endeavour basis. The placing, in respect of the total of 125,000,000 Placing Shares, was completed on 18th January 2007. The total 125,000,000 Placing Shares were placed to not fewer than six placees, who were independent third parties and not connected persons (as defined under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") of the Group.

   On 15th January 2007, the Vendor also entered into a subscription agreement (the "Subscription Agreement") with the Company pursuant to which the Vendor had agreed to subscribe for, and the Company had agreed to allot and issue to the Vendor, the Subscription Shares (the number of which should be equivalent to the number of Placing Shares successfully placed by the Placing Agent pursuant to the Placing Agreement) at HK$3.50 (the "Subscription Price") per Subscription Share, which was the same as the Placing Price. This subscription was completed on 26th January 2007 and the net proceeds from the subscription amounted to HK$428.1 million which would be used to fund the development of new CG animation feature film projects and the expansion of studios in both Hong Kong and the U.S..

3. On 28th March 2007, one of our convertible note holders, Mr. Kao Cheung Chong, Michael ("Mr. Kao"), Chairman of the Company, exercised his right given under the convertible note to convert HK$10 million of the principal amount outstanding into 29,411,765 shares of HK$0.10 each in the capital of the Company at the conversion price of HK$0.34. After such conversion, Mr. Kao still effectively holds HK$10 million in principal amount of convertible notes.

PROSPECTS

Imagi's first CG-animated theatrically released feature film, *TMNT*, debuted at number one at the U.S. box office in its opening weekend in March 2007 and subsequently exceeded US$90 million in worldwide exhibition revenue. *TMNT* will be released on DVD in North America on 7th August 2007.

As *TMNT* opened, Imagi announced a significant expansion of the creative team at both the U.S. satellite and Hong Kong headquarters, spearheaded by the appointment of Ms. Cecil Kramer as Executive Vice President of Production. Among many other credits, Ms. Kramer served as an executive producer on *Wallace & Gromit: The Curse of the Were-Rabbit*, which won the 2005 Academy Award® for Best Animated Feature Film.

With the increase in capacity of the production pipelines on both sides of the Pacific, Imagi is now on track to deliver one theatrical release CG motion picture approximately every eight months, starting with the completion of *Gatchaman* in late 2008, and followed by *Astro Boy* in mid-2009.

To accommodate the increased story development requirements, Imagi's U.S. production crew will expand to over 100 staff by end of 2007.

Imagi's development group is headed by Mr. Paul Wang, Executive Vice President of Development. Mr. Wang's group evaluates and develops candidate properties for future productions. Among the projects in the development group is *TMNT 2*, along with other licensed and original properties appealing to Imagi's 8 to 18-year-old core audiences.

In keeping with Imagi's focus on superhero-themed action movies, the next two motion pictures will be the aforementioned *Gatchaman* and *Astro Boy*, both proven properties that have gained a worldwide following. Budget of each film is approximately US$40 million.

Based on the successful Japanese anime franchise created by Mr. Tatsuo Yoshida *(Speed Racer)* in 1972, *Gatchaman* revolves around a team of five young superhero ninjas who are called upon to save the world from alien invaders. With over 200 TV episodes, *Gatchaman* has delighted fans around the world for more than 30 years. The property's popularity in the U.S. and Europe stems from dubbed versions of the TV series released as *Battle of the Planets* and *G-Force*.

Gatchaman is being directed by *TMNT's* Director, Mr. Kevin Munroe, and produced by Ms. Lynne Southerland. Mr. Robert Mark Kamen, a veteran screenwriter whose credits include *The Karate Kid* and its sequels, *The Fifth Element* and *The Transporter* movies, is writing the screenplay for *Gatchaman*.

Gatchaman will push the visual boundaries of CG animation through dynamic camerawork, special effects and action sequences. *Gatchaman* is targeted as a must-see film for teenagers and gamers.

Created by the "father of anime" Mr. Osamu Tezuka, *Astro Boy* originated as a manga in 1952. The animated series first aired in 1963 on Japanese and American TV - as well as around the world - to great acclaim and success. Its popularity grew when in the 1980s and 2003 two new *Astro Boy* television series were released. *Astro Boy* is one of the best known and most iconic characters in the world, and one of the top licensed properties for merchandising.

Astro Boy tells the timeless story of a young robot boy created by a brilliant scientist in the image of the son he has lost. *Astro Boy* embarks on a journey to find acceptance in the human world and to learn how to use his powers for good.

Directed by Mr. Colin Brady, *Astro Boy* is a story that will appeal to all ages, full of heart and exciting action. Ms. Maryann Garger is producing.

Media announcements about the talent signed, creative evolution and other news pertaining to *Gatchaman and Astro Boy* will be regularly posted on our website.

Imagi has secured the services of the William Morris Agency, the largest and most diversified entertainment industry agency in the world. In concert with the William Morris Agency, Imagi is in negotiation with major studio partners for distribution of future movies. Discussions are also underway with potential licensees for games, toys, merchandising and other promotional partners.

Technologically, Imagi stays at the cutting edge of CG animation through development of proprietary software. Research and development continue to be essential elements in bringing innovative computer graphics to our movies.

LIQUIDITY AND FINANCIAL RESOURCES

The Group has built up a very solid liquidity position after the successful shares placement in January 2007 coupled with the revenue generated from the Company's films. The Group's cash deposits and bank balances as at 31st March 2007 amounted to approximately HK$367.6 million (2006: HK$105.2 million). All bank loans were repaid in March 2007 immediately after receiving the cash revenue generated from *TMNT* and *Highlander*. Backed by existing available banking facilities amounting to approximately HK$80 million, the Group will have sufficient financial resources to fund its operations and future expansion.

Furthermore, the Group has maintained a sound capital structure with a current ratio of 10.1 (2006: 1.7) and successfully trimmed down the gearing ratio, measured as total debts over total assets, from 56.3% for the year ended 31st March 2006 to 15.4% for the year ended 31st March 2007.

FOREIGN EXCHANGE EXPOSURE

Major portions of the Group's transactions were predominately denominated in Hong Kong dollars, US dollars, Euros and Japanese Yen. No hedging or other instruments to minimize currency risks were adopted during the year. However, a close monitoring of political, economic and business factors is conducted frequently and periodically, taking into consideration all of the Group's foreign exchange exposures, as well as our business plan with relevant countries exposed. The Group will adopt financial instruments including derivative available in the market to hedge against foreign currency risk when it is necessary.

PLEDGE OF ASSETS

At 31st March 2007, the Group did not pledge any of its assets.

CONTINGENT LIABILITIES

At 31st March 2007, no significant contingent liabilities were reported.

HUMAN RESOURCES

At 31st March 2007, the total workforce of the Group was about 400 full-time staff worldwide, of which around 350 are production staff and 50 are supporting staff. Remuneration policies are reviewed regularly to ensure that compensation and benefit packages are in line with and remain competitive to the market of the respective countries where the Group has operations. Remuneration packages of Directors and senior management are reviewed and approved by the Remuneration Committee formed by two Independent Non-Executive Directors and one Executive Director of the Company. In addition to the basic salary, incentives in the form of bonuses and share options may also be offered to eligible employees on the basis of individual performance and at the discretion of the Board.

The Group is committed to continually developing and deploying the potential of its staff to the fullest extent, by keeping them abreast with the latest technical, creative and business best practices. The Group's studio is well-equipped with in-house training facilities where structured training programs are regularly provided to staff in technical, creative and managerial disciplines. Besides internal training programs, the Group also provides customized training courses in collaboration with external training consultants and educational institutions. The Group believes that staff is its most valuable asset.

Directors' Profile

EXECUTIVE DIRECTORS

Mr. KAO Cheung Chong, Michael, aged 62, is the Chairman of the Group. Mr. Kao has overall responsibility for the Group's strategic planning and corporate policies and is the key co-founder of the Group. He is a member of the Longgang People's Political Consultative Conference and an honorary member of the Shenzhen Municipal Committee of the People's Political Consultative Conference of the People's Republic of China. Mr. Kao is the father of Mr. Kao Wai Ho, Francis, the Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer of the Group.

Mr. KAO Wai Ho, Francis, aged 30, is the Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer of the Group. Mr. Kao is also the founder of the Group's CG animation business. Joining the Board in 2002, Mr. Kao spearheads and oversees the management and business development of the Group. Mr. Kao is a graduate of California State University, Sacramento, holding a Bachelor of Science degree in Finance Management. Mr. Kao is the son of Mr. Kao Cheung Chong, Michael, the Chairman of the Group.

Mr. Douglas Esse GLEN, aged 60, is the Co-Chief Executive Officer and Chief Production Officer of the Group. Joining the Group in September 2006 and appointed as an Executive Director in October 2006, Mr. Glen is in charge of the Group's business development and investor relations. In addition, he jointly leads the strategic planning with Kao Wai Ho, Francis, Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer of the Group. Mr. Glen joined the Group following a successful career in the entertainment, technology and media industries, including the position of Senior Vice President and Chief Strategic Officer of Mattel, and holding key positions at Sega of America and LucasArts Entertainment. Mr. Glen received his undergraduate education at the Massachusetts Institute of Technology, U.S..

Mr. TSE Chi Man, Terry, aged 53, is the President and Chief Financial Officer of the Group. Joining the Group in 1999, Mr. Tse oversees finance, administration and human resources functions of the Group. Prior to joining the Group, Mr. Tse held various senior positions in a number of renowned organisations, including Chase Manhattan Asia Limited as a Director, Inchcape Pacific Limited as Mergers and Acquisitions Director, Lerado Group Holdings Limited as an Executive Director and Dresdner Kleinwort Benson China Limited as Managing Director. Mr. Tse holds a BBA degree and an MBA degree, both from the University of Texas, Arlington. Mr. Tse is also a member of the Vocational Training Council Design Institute Advisory Board.

Mr. Thomas Knox GRAY, aged 62, is the President and Chief Executive Officer of Imagi Services (USA) Limited. Joining the Group in 2004, Mr. Gray was appointed as an Executive Director in October 2006. He is responsible for developing the Group's worldwide business and operations in the U.S., Mr. Gray has had over 30 years of experience spanning production, marketing and distribution in the global motion picture industry, including top management positions with United Artists, Warner Bros., CIC (Paramount/Universal partnership) and Golden Harvest. Mr. Gray was the architect of the phenomenal *Teenage Mutant Ninja Turtles* film franchise. Released in the early 1990s, the *Turtles* trilogy earned over US$256 million domestically. The first film would hold the record for the highest-grossing independent movie for seven years. Mr. Gray was also involved in many Jackie Chan blockbusters, including *The Protector*. Mr. Gray has a Bachelor of Arts degree in History from the University of Arizona, Tucson, followed by postgraduate studies at the Thunderbird School of Global Management in Glendale, Arizona, U.S..

NON-EXECUTIVE DIRECTOR

Mr. LAM Pak Kin, Philip, aged 52, is a Non-Executive Director of the Group and a senior executive of an associate company of the Group. Mr. Lam graduated from the University of New South Wales with a Bachelor's Degree of Commerce and is a member of the Institute of Chartered Accountants in Australia, The Hong Kong Institute of Company Secretaries and the Hong Kong Institute of Certified Public Accountants. He is also a Justice of the Peace, New South Wales, Australia.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. LAI Chi Kin, Lawrence, aged 71, joined the Board in 2005. Mr. Lai is a fellow member of both CPA Australia and the Hong Kong Institute of Certified Public Accountants. He is also an Independent Non-Executive Director of Matsunichi Communication Holdings Limited. Mr. Lai has an extensive background in accounting and auditing sectors.

Mr. NG See Yuen, aged 64, joined the Board in 2004 and is a renowned filmmaker with over 35 years of experience in the movie industry. Mr. Ng is the founder of Seasonal Film Corporation and over the years has produced numerous films locally, in the U.S. and in the People's Republic of China. Mr. Ng is the Honorary Permanent President of the Hong Kong Film Directors' Guild and the Chairman of the Federation of Hong Kong Film Workers. Mr. Ng was decorated with a "Bronze Bauhinia Star" in 1998 and was appointed Justice of the Peace in 2001.

Mr. OH Kok Chi, aged 55, joined the Board in 1997 and is a Certified Public Accountant. Mr. Oh is also a Corporate Consultant and acts as a Director in various companies. He holds an Honour Bachelor's Degree in Accountancy and is a member of the Hong Kong Institute of Certified Public Accountants, the Chartered Institute of Management Accountants, the Institute of Chartered Accountants in England and Wales and the Association of Chartered Certified Accountants. He was a member of the eighth session of the Guangdong Committee of the People's Political Consultative Conference of the People's Republic of China.

Senior Management's Profile

SENIOR MANAGEMENT'S PROFILE

Ms. Cecil KRAMER, aged 45, is the Executive Vice President of Production of the Group. Joining the Group in 2007, Ms. Kramer is responsible for producing a slate of high-end CG-animated feature films to entertain audiences around the world. With over 20 years of entertainment industry experience, Ms. Kramer most recently produced the animated feature film *Flushed Away*, winner of five Annie Awards. She also served as an executive producer on *Wallace & Gromit: The Curse of the Were-Rabbit*, which won the 2005 Academy Award® for Best Animated Feature Film. Previously Co-Head of Production for DreamWorks Animation, Ms. Kramer was integrally involved in the development and production of animated motion pictures such as *Antz*, *The Prince of Egypt*, *The Road to El Dorado*, *Chicken Run* and the Oscar®-winning *Shrek*.

Mr. Paul WANG, aged 43, is the Executive Vice President of Development of the Group. In charge of all aspects of motion picture development, he has been with the Group since 2005 and has been involved in filmmaking and computer graphics for the last 20 years. After running Four-D, his own boutique animation house in New York, Mr. Wang entered the computer-generated visual effects industry where he created visual special effects for such movies as *Batman Forever* and *The Peacemaker*. Mr. Wang went on to DreamWorks/PDI where, for almost a decade, he did pioneering work on animated motion pictures such as *Antz*, *Shrek* and *Madagascar*. He also worked on the theme park ride *Shrek 4D* and DreamWorks Television's CG-animated TV series, *Father of the Pride*.

Mr. Shinichi KOBAYASHI, aged 59, is the Chief Executive Officer of Imagi International Japan Company Limited. Mr. Kobayashi joined the Group in 2002 and is in charge of enhancing the Group's presence in Japan and positioning it for business opportunities within the Japanese entertainment industry. He has been involved in multimedia, game software development and animation for more than 30 years, and previously served as an executive producer at leading Japanese animation company Madhouse.

Ms. Lynne SOUTHERLAND, aged 55, is the Producer of *Gatchaman*. Ms. Southerland, who co-directed *Mulan 2*, comes from a background in film editing. Her producer credits include the feature films *An Extremely Goofy Movie* and *Bebe's Kids*, as well as the HBO series, *Happily Ever After: Fairy Tales for Every Child*.

Ms. Maryann GARGER, aged 37, is the Producer of *Astro Boy*. Ms. Garger was a co-producer on *Flushed Away*. Starting at DreamWorks shortly after it was established in 1994, she worked on such titles as *Madagascar*, *Spirit: Stallion of the Cimarron* and *The Prince of Egypt* during her 12 years with the studio.

Mr. Brett FEENEY, aged 40, is the Vice President of Production of the Group. Mr. Feeney is responsible for managing Imagi's animation production line and its 350 artists, animators and technical staff. Mr. Feeney joined the Group in 2007 from Sydney-based Animal Logic, where his responsibilities as digital supervisor included managing the production line which delivered the Oscar®-winning *Happy Feet*. He also worked on such films as *Moulin Rouge*, *Hero* and *The Matrix Reloaded*.

Mr. Felix IP, aged 37, is the Creative Director of the Group. Mr. Ip has been with Imagi since it was set up in 2000, serving as the director and production designer on the studio's first production, the television series *Zentrix*. Mr. Ip is in charge of art direction and new content development, and is also responsible for enhancing the creative and art teams. Previously, he worked for over 10 years in graphic design, multimedia development and games production.

Mr. Kim OOI, aged 28, is the Animation Director of the Group. Mr. Ooi has been with Imagi since its beginning in 2000, serving as an animation director for the first Imagi TV series, *Zentrix*. A graduate of Vancouver Film School, he started his animation career in local commercials and subsequently worked on commercials at major advertising agencies in Shanghai and Hong Kong.

Mr. Kith NG, aged 40, is the Visual Effects Supervisor for the Group. Mr. Ng started his career in Japan a decade ago as a freelance CG animator. During the past eight years, he has worked on over 60 television spots for major clients such as Procter & Gamble, Coca-Cola and McDonald's. The Chinese Coca-Cola TV commercial entitled *Clay Dolls*, on which Ng served as a senior animator, was selected for screening at Siggraph 2001. Mr. Ng has also worked as a Visual Effects Supervisor on several games, including Ubisoft's *Splinter Cell*, as well as the Stephen Chow-directed feature film *Kung Fu Hustle*.

Ms. HUI Yuen Yam, Winnie, aged 30, is the Company Secretary and Financial Controller of the Group. Ms. Hui joined the Group in 2002 and holds a Bachelor of Business Administration degree from the Hong Kong Baptist University. She is also a fellow member of the Association of Chartered Certified Accountants and Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants. Prior to joining the Group, Ms. Hui performed auditing work at one of the leading international accountancy firms.

Corporate Governance Report

CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintain good corporate governance standards and procedures to safeguard the interests of all shareholders and to enhance accountability and transparency.

The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules during the financial year ended 31 March 2007.

BOARD OF DIRECTORS

Composition

As at the date of this annual report, the Board comprises five Executive Directors, one Non-Executive Director and three Independent Non-Executive Directors.

The composition and title of the Board's members are as follows:

Executive Directors

Mr. KAO Cheung Chong, Michael *(Chairman)*
Mr. KAO Wai Ho, Francis *(Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer)*
Mr. Douglas Esse GLEN *(Co-Chief Executive Officer and Chief Production Officer)*
Mr. TSE Chi Man, Terry *(President and Chief Financial Officer)*
Mr. Thomas Knox GRAY

Non-Executive Director

Mr. LAM Pak Kin, Philip

Independent Non-Executive Directors

Mr. LAI Chi Kin, Lawrence
Mr. NG See Yuen
Mr. OH Kok Chi

Save for the father and son relationship between Mr. Kao Cheung Chong, Michael and Mr. Kao Wai Ho, Francis and the interests of Mr. Kao Cheung Chong, Michael and Mr. Lam Pak Kin, Philip in certain associated corporations of the Group detailed in the section headed "Directors' and Chief Executives' interests in Shares, Underlying Shares and Convertible Notes" on pages 33 to 34 of this annual report, the Board members have no financial, business, family or other material/relevant relationships with each other.

BOARD OF DIRECTORS *(Continued)*

The Board includes a balanced composition of Executive, Non-Executive and Independent Non-Executive Directors so that there is a strong independent element on the Board, which can effectively exercise independent judgments. Non-Executive and Independent Non-Executive Directors are of sufficient caliber and number for their views to carry weight.

The biographical details of the Directors are provided in the section headed "Directors' Profile" on pages 19 to 20 of this annual report.

Role and Functions

The Board

The Board is responsible for formulating policies and objectives of the Company, setting targets of the management and monitoring the management's performance. It delegates day-to-day operations of the Company to the Executive Committee and senior management within the control and authority framework set out by the Board. In addition, the Board has also delegated various responsibilities to the Audit Committee and the Remuneration Committee. Further details of these committees are set out on pages 26 to 27 of this annual report.

Chairman and Co-Chief Executive Officers

The roles of Chairman and Co-Chief Executive Officers are separate and are not performed by the same individual to further reinforce their independence and accountability. The Chairman provides leadership for the Board and the Co-Chief Executive Officers have overall chief executive responsibility for the Group's business development and day-to-day management generally. The division of responsibilities between the Chairman and the Co-Chief Executive Officers is clearly established and set out in writing.

Non-Executive Directors

The functions of the Non-Executive Directors include:

(i) bringing an independent judgment at Board meetings;

(ii) taking the lead where potential conflicts of interests arise;

(iii) serving on Audit and Remuneration Committees if invited;

(iv) scrutinising the Company's performance; and

(v) making positive contributions to the development of the Company's strategies and policies through independent constructive and informative comments.

Independent Non-Executive Directors

Pursuant to Rules 3.10(1) and 3.10(2) of the Listing Rules, the Company has appointed three Independent Non-Executive Directors. Two of the Independent Non-Executive Directors have appropriate professional qualifications with accounting and financial management expertise.

The Company has received from each of its Independent Non-Executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and the Company considers that all of the Independent Non-Executive Directors are independent.

BOARD OF DIRECTORS *(Continued)*

Appointments and re-election of Directors

Appointment of new Directors is a matter for consideration by the Board. The Board will review the profiles of the candidates before considering the appointment, re-nomination and retirement of Directors.

According to the Bye-laws, any Directors so appointed by the Board shall hold office, in the case of filling a casual vacancy, only until the next following general meeting of the Company or, in the case of an addition to their number, until the next following annual general meeting ("AGM") of the Company, who shall then be eligible for re-election at such AGM.

Under the Code Provision A.4.1, Non-Executive Directors should be appointed for a specific term, subject to re-election. During the year, the Non-Executive Director and the Independent Non-Executive Directors of the Company were not appointed for any specific fixed term. In accordance with the Bye-laws, one-third of the Directors for the time being (or, if their number is not three or a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement by rotation at least once every three years. The Board considers that sufficient measures has been and will be taken to ensure the corporate governance practices of the Company are not less exacting than those in the Code.

Every newly appointed Director will be given an introduction of regulatory requirements. The Directors are continually updated on the latest development of the Listing Rules and other applicable statutory requirements to ensure compliance and upkeep of good corporate governance practices.

Practices and Conduct of Meeting

The Board has at least four scheduled meetings for the year at an approximately quarterly interval during the year. Additional meetings would be arranged if required and necessary. The Directors can attend meetings in person or through other means of electronic communications in accordance with the Bye-laws.

Generally, at least 14 days notice of a regular Board meeting is given and the Company aims at giving reasonable notice to all Directors for all other Board meetings. The Company also aims at sending the agenda and the accompanying Board papers, which are prepared in such form and quality as will enable the Board to make an informed decision on matters placed before it, to all Directors at least 3 days before the intended date of a Board meeting. The Company Secretary assists the Chairman in drawing up the agenda of each meeting and each Director may request inclusion of matters in the agenda.

If a Director holds a direct or indirect interest in a matter (including material transaction with connected persons), such interest shall be declared at the relevant Board meeting and the relevant Director shall refrain from participating in the relevant discussion in the meeting.

The Company Secretary is responsible for taking minutes on both Board and Board Committee meetings and within a reasonable time after each of the meetings, drafts and final versions of minutes would be sent to Directors for further review and records. Minutes are recorded in sufficient details on the matters considered by the Board and corresponding decisions reached, including any concerns raised by Directors or dissenting views (if any) expressed. Minutes of Board meetings and meetings of Board Committees are kept by the Company Secretary and are open for inspection by any Directors/committee members.

All Directors have free access to the Company Secretary who is responsible for ensuring that Board procedures are being properly complied with and all applicable rules and regulations are being followed.

BOARD OF DIRECTORS *(Continued)*

Supply of and Access to Information

The Board is supplied with relevant information by the senior management pertaining to matters to be brought before the Board for decision as well as reports relating to operational and financial performance of the Group before each Board meeting. Where any Director requires more information than is volunteered by the management, each Director has the right to separately and independently access to the Company's senior management to make further enquiries if necessary.

The Directors may seek independent professional advice in appropriate circumstances, at the Company's expense. The Company will, upon request, provide separate independent professional advice to Directors to assist the relevant Directors to discharge their duties to the Company.

Committees

The Board has established the following committees to oversee particular aspects of the Company's affairs and to assist in the execution of the Board's responsibilities. All committees have their own terms of reference. All resolutions passed by the committees will be reported to the Board at the next Board meeting.

Executive Committee

The Executive Committee of the Board comprises all Executive Directors of the Company. The Executive Committee meets as and when required to oversee the day-to-day operations of the Group and has all the general powers of the Board except those matters specifically reserved for the Board which are reviewed by the Board from time to time.

Audit Committee

The Company has an Audit Committee, principal duties of which include, amongst other things,

(i) overseeing the relationship with the Company's auditor;

(ii) reviewing the interim and annual financial statements; and

(iii) reviewing the Company's financial reporting system and internal control procedures.

At 31st March 2007, Mr. Oh Kok Chi, an Independent Non-Executive Director of the Company, was the Chairman of the Audit Committee. Two other members comprised the other Independent Non-Executive Directors, namely Mr. Lai Chi Kin, Lawrence and Mr. Ng See Yuen. None of the members of the Audit Committee were former partners of the auditor of the Company.

The Audit Committee has an explicit authority to investigate any activity within its terms of reference and an authority to obtain outside legal or other independent professional advice if it considers necessary. It is given access to and assistance from the employees and reasonable resources to discharge its duties properly.

During the financial year ended 31st March 2007, the Board had no disagreement with the Audit Committee's view on the selection, appointment, resignation or dismissal of the external auditor.

BOARD OF DIRECTORS *(Continued)*

Committees *(Continued)*

Remuneration Committee

The Company established the Remuneration Committee on 1st August 2005 with specific terms of reference which deal clearly with its authority and duties. The principal duties of the Remuneration Committee include:

(i) making recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management of the Group;

(ii) reviewing and approving performance-based remunerations;

(iii) determining the specific remuneration packages of all Executive Directors and senior management and making recommendations to the Board for the remunerations of Non-Executive Director and Independent Non-Executive Directors;

(iv) reviewing and approve the compensations payable to Executive Directors and senior management and the compensation arrangements relating to dismissal or removal of Directors for misconducts; and

(v) ensuring that no Directors or any of their associates are involved in deciding their own remuneration.

At 31st March 2007, the Chairman of the Remuneration Committee was Mr. Lai Chi Kin, Lawrence, an Independent Non-Executive Director of the Company. The other members comprised an Independent Non-Executive Director of the Company, Mr. Oh Kok Chi, and an Executive Director Mr. Tse Chi Man, Terry. The Independent Non-Executive Directors of the Company constitute the majority of the committee.

BOARD OF DIRECTORS *(Continued)*

Committees *(Continued)*

Board and Committee Attendance

During the financial year ended 31st March 2007, the Directors have made active contributions to the affairs of the Group and 11 regular Board meetings were held. Details of the attendance of individual Directors at Board meetings and committee meetings during the year are set out in the following table.

	Number of meetings attended / held		
Director	**Full Board**	**Audit Committee**	**Remuneration Committee**
Executive Directors			
Mr. Kao Cheung Chong, Michael	10/11		
Mr. Kao Wai Ho, Francis	10/11		
Mr. Douglas Esse Glen (appointed on 9th October 2006)	4/5		
Mr. Tse Chi Man, Terry	11/11		2/2
Mr. Thomas Knox Gray (appointed on 9th October 2006)	3/5		
Mr. Yip Kar Hang, Raymond (resigned on 22nd January 2007)	8/9		
Non-Executive Director			
Mr. Lam Pak Kin, Philip	10/11		
Independent Non-Executive Directors			
Mr. Lai Chi Kin, Lawrence	11/11	2/2	2/2
Mr. Ng See Yuen	11/11	2/2	
Mr. Oh Kok Chi	11/11	2/2	2/2

INTERNAL CONTROLS AND INTERNAL AUDIT

The Board acknowledges its responsibility in maintaining a sound and effective internal control system for the Group to safeguard investments of the shareholders and assets of the Group at all times.

The system of internal controls aims at achieving the Group's business objectives, safeguarding assets and maintaining proper accounting records for provision of reliable financial information. However, the design of the system is to provide reasonable, but not absolute, assurance against material misstatements in the financial statements or loss of assets and to manage rather than to eliminate risks of failure when business objectives are being sought.

The management has conducted regular reviews during the year on the effectiveness of the internal control system covering all material controls in areas of financial, operational and compliance controls, various functions for risks management as well as physical and information systems security. In addition, an independent advisor was engaged to conduct a diagnostic risk assessment and an internal control review with the objective to provide the management with information on the key risks faced by the Company and have already performed an internal control review on certain areas recommended by the independent advisor.

INTERNAL CONTROLS AND INTERNAL AUDIT *(Continued)*

The Chief Financial Officer ("CFO") has reported to the Audit Committee in conjunction with key findings identified by the external auditor and independent advisor, findings and actions or measures taken in addressing those existing and potential internal controls. The Audit Committee in turn reports any material issues to the Board.

The Board, through the Audit Committee, also sets targets and reviews plan, and progress on continuous improvement work, of the Company's internal control system with the CFO on a periodic basis.

During the year, based on the continuous evaluations made by the management, the CFO, external auditor and independent advisor, the Audit Committee was satisfied that nothing has come to its attention to cause the Audit Committee to believe that the system of internal control is inadequate. Moreover, the Group will continue to identify and closely monitor the potential significant risks faced by the Group.

AUDITOR'S REMUNERATION

During the year, the remunerations paid to the Company's auditor, Messrs. Deloitte Touche Tohmatsu, are set out as follows:

Services rendered	**Fee paid/payable** *HK$'000*
Audit services	1,100
Non-audit services:	
Review on interim financial report	250
Taxation services	506
Diagnostic Risk Assessment	181
Other professional services	84

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibilities for preparing financial statements of the Group which give a true and fair view of the state of affairs of the Group on a going concern basis and presenting the interim and annual financial statements, announcements and other financial disclosures required under the Listing Rules, the Directors aim to present a balanced, clear and understandable assessment of the Group's positions and prospects.

The statement of the auditor of the Company, Messrs. Deloitte Touche Tohmatsu, about their reporting responsibilities on the financial statements of the Group is set out in the Independent Auditor's Report on pages 41 to 42 of this annual report.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") of the Listing Rules as a code of conduct of the Company for Directors' securities transactions. Employees who are deemed to be in possession of unpublished price sensitive information in relation to the Company or its shares are required to prohibit to deal in shares of the Company during the black-out period.

Having made specific enquiry of all Directors, the Directors have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions throughout the year ended 31st March 2007.

COMMUNICATION WITH SHAREHOLDERS

To foster effective communications with the shareholders, the Company provides extensive information in its annual and interim reports and press announcements. Composition of the Board, including names of Independent Non-Executive Directors of the Company, is disclosed in all corporate communications to shareholders. All shareholders' communications are also available on the Company's website at www.imagi.com.hk.

The AGM of the Company provides a useful forum for shareholders to exchange views with the Board. All Directors will make an effort to attend. External auditor is also available at the AGM to address shareholders' queries. In case of any general meeting to approve a connected transaction or any other transaction that is subject to independent shareholders' approval, members of the independent board committee will also make an effort to attend to address shareholders' queries.

Separate resolutions are proposed at general meetings on each substantially separate issue, including the election of individual Directors.

Details of the poll voting procedures and rights of shareholders to demand a poll are included in the Company's circulars convening a general meeting. The Chairman of a general meeting also explains the procedures for demanding and conducting a poll before putting a resolution to a vote on a show of hands and (except where a poll is demanded) reveals how many proxies for and against have been filed in respect of each resolution. The results of a poll, if any, will be published in the newspapers and on the Company's website.

Directors' Report

The Directors present their annual report and the audited consolidated financial statements for the year ended 31st March 2007.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company. The activities of its principal subsidiaries and associate are set out in notes 36 and 20 respectively to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st March 2007 are set out in the consolidated income statement on page 43.

The Directors do not recommend the payment of a final dividend for the year ended 31st March 2007.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past five financial years is set out on pages 93 to 94.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group spent approximately HK$24,869,000 on additions to property, plant and equipment mainly for the expansion and enhancement of its production capability.

Details of movements in property, plant and equipment of the Group during the year are set out in note 17 to the consolidated financial statements.

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in note 28 to the consolidated financial statements.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 15th August 2007 to 17th August 2007, both days inclusive, and during the period no transfer of shares will be effected. In order to qualify for attending and voting in the forthcoming AGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's branch share registrar, Secretaries Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on 14th August 2007.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DISTRIBUTABLE RESERVES OF THE COMPANY

At 31st March 2007, the Company's reserve available for distribution to shareholders amounted to HK$370,428,000 (2006: HK$49,658,000).

DIRECTORS

The Directors of the Company during the year and up to the date of this annual report were:

Executive Directors:

Mr. Kao Cheung Chong, Michael *(Chairman)*
Mr. Kao Wai Ho, Francis *(Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer)*
Mr. Douglas Esse Glen *(Co-Chief Executive Officer and Chief Production Officer)* (appointed on 9th October 2006)
Mr. Tse Chi Man, Terry *(President and Chief Financial Officer)*
Mr. Thomas Knox Gray (appointed on 9th October 2006)
Mr. Yip Kar Hang, Raymond (resigned on 22nd January 2007)

Non-Executive Director:

Mr. Lam Pak Kin, Philip

Independent Non-Executive Directors:

Mr. Lai Chi Kin, Lawrence
Mr. Ng See Yuen
Mr. Oh Kok Chi

In accordance with Article 87 of the Company's Bye-laws, Mr. Kao Wai Ho, Francis, Mr. Lai Chi Kin, Lawrence and Mr. Oh Kok Chi will retire at the forthcoming AGM and, being eligible, offer themselves for re-election.

In accordance with Article 86(2) of the Company's Bye-laws, Mr. Douglas Esse Glen and Mr. Thomas Knox Gray, who were appointed as Directors by the Board, will hold office until the forthcoming AGM. They, being eligible, offer themselves for re-election.

The term of office for each Non-Executive Director and Independent Non-Executive Director is the period up to his retirement by rotation in accordance with the Company's Bye-laws.

DIRECTORS' SERVICE CONTRACTS

An Executive Director of the Company has entered into a service contract with the Company for an initial term of three years commencing 6th August 2004 and ending 30th June 2006 and his appointment will continue thereafter, subject to termination by either party giving at least three months' prior notice to the other party. The service contract was renewed on 1st April 2007 for a term of two years commencing 1st April 2007 and ending 31st March 2009, subject to termination either by a seven days' notice from the Company to that Executive Director or by one month's notice from that Executive Director to the Company.

Another Executive Director of the Company has entered into a service contract with the Company for an initial term commencing 20th September 2006 and ending 19th September 2008, subject to termination either by a seven days' notice from the Company to that Executive Director or one month's notice from that Executive Director to the Company.

Other than the Executive Directors whose contracts are described above, no Director being proposed for re-election at the forthcoming AGM has a service contract with the Group which is not terminable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SHARES, UNDERLYING SHARES AND CONVERTIBLE NOTES

At 31st March 2007, the interests of the Directors and the Chief Executives and their associates in the shares, underlying shares and convertible notes of the Company and its associated corporations, as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance (the "SFO"), or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules were as follows:

Long position

(A) Ordinary shares of HK$0.10 each of the Company

	Number of issued ordinary shares held				
Name of Directors	**Personal interest**	**Corporate interest**	**Other interest**	**Total interest**	**Percentage of issued share capital**
Mr. Kao Cheung Chong, Michael	28,326,765	9,373,020 *(note (i))*	597,816,490 *(note (ii))*	635,516,275	44.10%
Mr. Kao Wai Ho, Francis	29,002,000	–	597,816,490 *(note (ii))*	626,818,490	43.49%
Mr. Lam Pak Kin, Philip	2,034,000	–	–	2,034,000	0.14%
Mr. Lai Chi Kin, Lawrence	361,500	–	–	361,500	0.03%

Notes:

(i) These shares are held by Kessuda Consultants Limited whose entire issued share capital is beneficially owned by Mr. Kao Cheung Chong, Michael.

(ii) 12,197,985 shares of the Company are beneficially owned by Happy Nation Limited, whose entire issued share capital is beneficially owned by China Link Holding Limited, whose entire issued share capital is in turn beneficially owned by HSBC International Trustee Limited, acting as trustee for The Cheerco Trust, of which Mr. Kao Cheung Chong, Michael and his family members, including Mr. Kao Wai Ho, Francis, are discretionary objects. The remaining 585,618,505 shares which represent 40.64% of issued share capital of the Company, are beneficially owned by Sunni International Limited, 54.67% of whose issued share capital is beneficially owned by Happy Nation Limited.

(B) Share options of the Company

Name of Directors	**Capacity**	**Number of options held**	**Number of underlying shares**
Mr. Kao Cheung Chong, Michael	Beneficial owner	9,000,000	9,000,000
Mr. Douglas Esse Glen	Beneficial owner	12,000,000	12,000,000
Mr. Tse Chi Man, Terry	Beneficial owner	5,000,000	5,000,000
Mr. Thomas Knox Gray	Beneficial owner	5,000,000	5,000,000

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SHARES, UNDERLYING SHARES AND CONVERTIBLE NOTES *(Continued)*

Long position *(Continued)*

(C) Interests in associated corporations

Name of Directors	Name of associated corporations	Class of shares	Number of shares held (personal interest)	Percentage of issued share capital
Mr. Kao Cheung Chong, Michael	Boto International Holdings Limited	Ordinary shares of US$1 each	7,705	6.93%
	Sunni International Limited	Ordinary shares of US$1 each	5,637	54.67%
Mr. Lam Pak Kin, Philip	Boto International Holdings Limited	Ordinary shares of US$1 each	1,053	0.95%
	Sunni International Limited	Ordinary shares of US$1 each	310	3.00%

(D) Convertible notes of the Company

Name of Director	Capacity	Amount of convertible notes held	Number of underlying shares
Mr. Kao Cheung Chong, Michael	Beneficial owner	HK$10,000,000	29,411,764

Other than as disclosed above and the interest in certain non-voting 5% deferred shares in a subsidiary of the Company referred to note 36 to the consolidated financial statements, none of the Directors, or Chief Executives nor their associates had any interests or short position in any shares or underlying shares of the Company or any of its associated corporations as at 31st March 2007.

SHARE OPTIONS

Particulars of the Company's share option scheme are set out in note 29 to the consolidated financial statements.

The following table discloses movements in the Company's share options during the year:

	Date of grant	Vesting period	Exercisable period	Exercise price per share prior to share subdivision HK$ (note 1)	Exercise price per share after adjustment for the effect of share subdivision HK$	Number of share options: At 1st April 2006	Granted during the year before share subdivision	Exercised during the year before share subdivision	Lapsed/ cancelled during the year before share subdivision	Adjustment on share subdivision	Adjustment (note 2)	Granted during the year after share subdivision	Exercised during the year after share subdivision	Lapsed/ cancelled during the year after share subdivision	At 31st March 2007
Category 1: Directors															
Mr. Kao Cheung Chong, Michael	13th February 2006	Nil	13th February 2006 to 12th February 2009	2.675 (i)	0.535	1,800,000	-	-	-	7,200,000	-	-	-	-	9,000,000
Mr. Kao Wai Ho, Francis	13th February 2006	Nil	13th February 2006 to 12th February 2009	2.675 (i)	0.535	1,800,000	-	-	-	7,200,000	-	-	(9,000,000)	-	-
Mr. Douglas Esse Glen	9th October 2006	Nil	9th October 2006 to 8th October 2011	-	2.570	-	-	-	-	-	-	2,500,000	-	-	2,500,000
	9th October 2006	9th October 2006 to 8th October 2008	9th October 2008 to 8th October 2013	-	2.570	-	-	-	-	-	-	2,500,000	-	-	2,500,000
	9th October 2006	9th October 2006 to 8th October 2009	9th October 2009 to 8th October 2014	-	2.570	-	-	-	-	-	-	2,500,000	-	-	2,500,000
	9th October 2006	9th October 2006 to 8th October 2010	9th October 2010 to 8th October 2015	-	2.570	-	-	-	-	-	-	2,500,000	-	-	2,500,000
	9th October 2006	9th October 2006 to 8th October 2011	9th October 2011 to 8th October 2016	-	2.570	-	-	-	-	-	-	2,000,000	-	-	2,000,000
Mr. Tse Chi Man, Terry	19th April 2004	Nil	19th April 2004 to 18th April 2009	1.500 (ii)	0.300	1,300,000	-	-	-	5,200,000	-	-	(6,500,000)	-	-
	27th July 2005	Nil	27th July 2005 to 26th July 2010	1.000 (iii)	0.200	500,000	-	-	-	2,000,000	-	-	(2,500,000)	-	-
	19th January 2007	19th January 2007 to 18th January 2008	19th January 2008 to 18th January 2013	-	4.350	-	-	-	-	-	-	1,500,000	-	-	1,500,000
	19th January 2007	19th January 2007 to 18th January 2009	19th January 2009 to 18th January 2014	-	4.350	-	-	-	-	-	-	1,500,000	-	-	1,500,000
	19th January 2007	19th January 2007 to 18th January 2010	19th January 2010 to 18th January 2015	-	4.350	-	-	-	-	-	-	2,000,000	-	-	2,000,000
Mr. Thomas Knox Gray	7th June 2005	Nil	7th June 2005 to 6th June 2010	0.974 (v)	0.195	-	-	-	-	-	5,000,000	-	-	-	5,000,000
Mr. Yip Kar Hang, Raymond	24th May 2005	Nil	24th May 2005 to 23rd May 2010	0.980 (iv)	0.196	1,300,000	-	-	-	5,200,000	-	-	(6,500,000)	-	-
						6,700,000	-	-	-	26,800,000	5,000,000	17,000,000	(24,500,000)	-	31,000,000

SHARE OPTIONS *(Continued)*

	Date of grant	Vesting period	Exercisable period	Exercise price per share prior to share subdivision HK$ (note 1)	Exercise price per share after adjustment for the effect of share subdivision HK$	Number of share options: At 1st April 2006	Granted during the year before share subdivision	Exercised during the year before share subdivision	Lapsed/ cancelled during the year before share subdivision	Adjustment on share subdivision	Adjustment (note 2)	Granted during the year after share subdivision	Exercised during the year after share subdivision	Lapsed/ cancelled during the year after share subdivision	At 31st March 2007
Category 2: Employees															
	13th August 2003	Nil	13th August 2003 to 12th August 2006	1.111	N/A	2,756,000	-	(2,696,000)	(60,000)	-	-	-	-	-	-
	19th April 2004	Nil	19th April 2004 to 18th April 2009	1.500 (ii)	0.300	200,000	-	(200,000)	-	-	-	-	-	-	-
	24th May 2005	Nil	24th May 2005 to 23rd May 2010	0.980 (iv)	0.196	6,500,000	-	(3,750,000)	-	11,000,000	-	-	(5,700,000)	-	8,050,000
	7th June 2005	Nil	7th June 2005 to 6th June 2010	0.974 (v)	0.195	2,000,000	-	-	-	8,000,000	(5,000,000)	-	-	-	5,000,000
	13th February 2006	Nil	13th February 2006 to 12th February 2009	2.675 (i)	0.535	1,000,000	-	-	-	4,000,000	-	-	(1,000,000)	-	4,000,000
	13th February 2006	Nil	13th February 2006 to 12th February 2011	2.675 (i)	0.535	400,000	-	(250,000)	-	600,000	-	-	(450,000)	-	300,000
	8th November 2006	Nil	8th November 2006 to 7th November 2011	-	3.070	-	-	-	-	-	-	1,500,000	(244,000)	-	1,256,000
	8th December 2006	Nil	8th December 2006 to 7th December 2011	-	3.270	-	-	-	-	-	-	1,000,000	-	-	1,000,000
	19th January 2007	19th January 2007 to 18th January 2008	19th January 2008 to 18th January 2013	-	4.350	-	-	-	-	-	-	16,056,000	-	(300,000)	15,756,000
	19th January 2007	19th January 2007 to 18th January 2009	19th January 2009 to 18th January 2014	-	4.350	-	-	-	-	-	-	16,056,000	-	(300,000)	15,756,000
	19th January 2007	19th January 2007 to 18th January 2010	19th January 2010 to 18th January 2015	-	4.350	-	-	-	-	-	-	21,408,000	-	(400,000)	21,008,000
						12,856,000	-	(6,896,000)	(60,000)	23,600,000	(5,000,000)	56,020,000	(7,394,000)	(1,000,000)	72,126,000
Category 3: Supplier of services															
	25th May 2006	25th May 2006 to 24th May 2007	25th May 2007 to 24th May 2009	8.810 (vi)	1.762	-	1,000,000	-	-	4,000,000	-	-	-	-	5,000,000
Total						19,556,000	1,000,000	(6,896,000)	(60,000)	54,400,000	-	73,020,000	(31,894,000)	(1,000,000)	108,126,000

SHARE OPTIONS *(Continued)*

Notes:

(1) Exercise price per share has been adjusted for the effect of the share subdivision that took place on 22nd September 2006, where appropriate, as follows:

(i) from HK$2.675 to HK$0.535;

(ii) from HK$1.500 to HK$0.300;

(iii) from HK$1.000 to HK$0.200;

(iv) from HK$0.980 to HK$0.196;

(v) from HK$0.974 to HK$0.195; or

(vi) from HK$8.810 to HK$1.762

(2) On 9th October 2006, Mr. Thomas Knox Gray was appointed as an Executive Director of the Company. Accordingly, the share options granted to him were adjusted from Category 2: Employees to Category 1: Directors.

The closing prices of the Company's shares immediately before 25th May 2006, 9th October 2006, 8th November 2006, 8th December 2006 and 19th January 2007, the dates of grant of the options, were HK$8.65 (before adjustment on share subdivision), HK$2.53, HK$3.17, HK$3.27 and HK$4.21 respectively. The weighted average closing market price per share immediately before the dates on which the share options were exercised was HK$3.11.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than the option holdings and convertible notes as disclosed above, at no time during the year was the Company, its holding company or any of its subsidiaries, a party to any arrangement to enable the Directors or Chief Executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Other than as disclosed in note 34 to the consolidated financial statements, no contracts of significance to which the Company, its holding company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDERS

To the best knowledge of the Directors and according to the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO, other than the interest disclosed above in the section "Directors' and Chief Executives' Interests in Shares, Underlying Shares and Convertible Notes" on pages 33 to 34 of this annual report, the following shareholders were interested in the issued share capital of the Company as at 31st March 2007.

(A) Ordinary shares of HK$0.10 each of the Company

Name of shareholders	Capacity	Number of issued ordinary shares held	Percentage of issued share capital
Mr. Hung Kam Biu, Kenneth ("Mr. Hung")	Beneficial owner	67,000,000	4.65%
	Interest of controlled corporation *(note)*	148,214,000	10.28%
Trophy Asset Management Limited ("Trophy Asset")	Beneficial owner *(note)*	148,214,000	10.28%
Ms. Chu Jocelyn ("Ms. Chu")	Interest of spouse	67,000,000	4.65%
	Interest of controlled corporation *(note)*	148,214,000	10.28%
Citigroup Inc.	Custodian corporation	3,181,000	0.22%
	Person having a security interest in shares	116,860,000	8.11%

Note: 148,214,000 shares of the Company are beneficially owned by Trophy Asset, whose entire issued share capital is beneficially owned by Mr. Hung and Ms. Chu.

SUBSTANTIAL SHAREHOLDERS *(Continued)*

(B) Convertible notes of the Company

Name of shareholders	Capacity	Number of underlying shares *(note i)*
Goodyear Group Limited ("Goodyear")	Beneficial owner *(note ii)*	141,176,471
Trophy Fund	Interest of controlled corporation *(note ii)*	141,176,471
Trophy Asset	Interest of controlled corporation *(note ii)*	147,058,824
Winnington Capital Limited ("Winnington")	Investment manager *(note ii)*	147,058,824
Mr. Hung	Interest of controlled corporation *(note ii)*	147,058,824
Ms. Chu	Interest of controlled corporation *(note ii)*	147,058,824

Notes:

(i) The underlying shares represented the new shares to be issued upon full conversion of HK$50,000,000 3% unsecured convertible notes due 2008 (the "Subscription Convertible Notes") held by respective holders of the convertible notes at a conversion price of HK$0.34 (after adjustment on share subdivision) per share issued by the Company on 30th November 2005.

(ii) Goodyear beneficially owns HK$48,000,000 Subscription Convertible Notes. Goodyear is wholly-owned by Trophy Fund which in turn is wholly-owned by Trophy Asset. Trophy Asset owns an additional HK$2,000,000 Subscription Convertible Notes and is wholly-owned by Mr. Hung. Trophy Fund is managed by Winnington, an investment manager which is 50% owned by each of Mr. Hung and Ms. Chu. Accordingly, Trophy Fund, Trophy Asset and Winnington are deemed to be interested in HK$50,000,000 Subscription Convertible Notes.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received, from each of the Independent Non-Executive Directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all the Independent Non-Executive Directors are independent.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st March 2007, sales attributable to the largest and the five largest customers accounted for 88.1% (2006: 92.8%) and 99.3% (2006: 100%) of the total turnover respectively. Due to the nature of the Group's business, no supply of raw materials or finished products is required for carrying out the Group's business and no supplier is therefore required to be disclosed.

None of the Directors, their associates (as defined in the Listing Rules), or any shareholders of the Company (who or which, to the knowledge of the Directors, owns more than 5 per cent of the issued share capital of the Company) has any interest in any of the Group's five largest customers.

EMOLUMENT POLICY

Remuneration policy is reviewed regularly by the Board to ensure that compensations and benefit packages are in line with the market in respective countries where the Group has operations. In addition to basic salaries, incentives in the form of bonuses and share options may also be offered to eligible employees on the basis of individual performance and at the discretion of the Board.

The emoluments of the Directors of the Company are recommended by the Remuneration Committee and decided by the Board, as authorised by shareholders at the AGM, having regard to the Group's operating results, individual performance and comparable market statistics.

The Company has adopted a share option scheme as an incentive to Directors and eligible employees. Details of the scheme are set out in note 29 to the consolidated financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

CORPORATE GOVERNANCE

The Company is committed to maintain good corporate governance standards and procedures to safeguard the interests of all shareholders and to enhance accountability and transparency. The corporate governance principles and practices adopted by the Company are set out in the Corporate Governance Report on pages 23 to 30 of this annual report.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this annual report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Company's Directors.

DONATIONS

During the year, the Group made charitable and other donations amounting to HK$100,000.

AUDITOR

A resolution will be submitted to the AGM to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company.

On behalf of the Board

Kao Wai Ho, Francis
Deputy Chairman, Co-Chief Executive Officer and Chief Creative Officer

Hong Kong, 9th July 2007

Independent Auditor's Report

Deloitte.
德勤

TO THE MEMBERS OF IMAGI INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Imagi International Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 43 to 92, which comprise the consolidated balance sheet as at 31st March 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor's Report *(continued)*

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31st March 2007 and of its loss and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 9th July 2007

Consolidated Income Statement

For the year ended 31st March 2007

	Notes	**2007** **HK$'000**	2006 HK$'000
Continuing operation			
Turnover	7	**243,485**	479
Cost of sales		**(331,815)**	(6,538)
Gross loss		**(88,330)**	(6,059)
Other income	9	**5,353**	3,473
Distribution costs		**(2,104)**	(633)
Impairment loss recognised in respect of CG animation pictures	18	**(8,144)**	(19,394)
Administrative and other operating expenses		**(40,613)**	(47,476)
Finance costs	10	**(4,507)**	(1,419)
Loss before taxation	11	**(138,345)**	(71,508)
Income tax expense	13	**(617)**	(717)
Loss for the year from continuing operation		**(138,962)**	(72,225)
Discontinued operation			
Loss for the year from discontinued operation	14	–	(27)
Loss for the year		**(138,962)**	(72,252)
Attributable to:			
Equity holders of the Company		**(138,923)**	(72,214)
Minority interests		**(39)**	(38)
		(138,962)	(72,252)
Basic loss per share			
From continuing and discontinued operations	16	**(HK$0.109)**	(HK$0.061)
From continuing operation	16	**(HK$0.109)**	(HK$0.061)

Consolidated Balance Sheet

At 31st March 2007

	Notes	**2007** **HK$'000**	2006 HK$'000
Non-current assets			
Property, plant and equipment	*17*	**64,421**	57,191
CG animation pictures	*18*	**142,075**	219,576
Goodwill	*19*	**3,228**	2,799
Interest in an associate	*20*	**–**	–
Available-for-sale investments	*21*	**3,201**	1,201
		212,925	280,767
Current assets			
Inventories		**155**	–
Trade and other receivables	*22*	**26,968**	6,882
Amount due from an associate	*20*	**–**	350
Tax recoverable		**771**	67
Bank balances and cash	*23*	**367,584**	105,156
		395,478	112,455
Current liabilities			
Other payables		**38,186**	12,358
Unearned revenue		**110**	3,976
Tax payable		**670**	862
Obligations under finance lease – due within one year	*24*	**59**	122
Bank borrowings – due within one year	*25*	**–**	50,000
		39,025	67,318
Net current assets		**356,453**	45,137
Total assets less current liabilities		**569,378**	325,904

Consolidated Balance Sheet *(continued)*

At 31st March 2007

	Notes	**2007** **HK$'000**	2006 HK$'000
Non-current liabilities			
Obligations under finance lease – due after one year	24	**175**	–
Bank borrowings – due after one year	25	–	94,463
Convertible notes	26	**54,299**	59,748
Deferred tax	27	**363**	–
		54,837	154,211
Net assets		**514,541**	171,693
Capital and reserves			
Share capital	28	**144,113**	122,035
Reserves		**370,428**	49,600
Equity attributable to equity holders of the Company		**514,541**	171,635
Minority interests		–	58
Total Equity		**514,541**	171,693

The consolidated financial statements on pages 43 to 92 were approved and authorised for issue by the Board on 9th July 2007 and were signed on its behalf by:

Kao Wai Ho, Francis
DIRECTOR

Tse Chi Man, Terry
DIRECTOR

Consolidated Statement of Changes in Equity

For the year ended 31st March 2007

	Attributable to equity holders of the Company									
	Share capital *HK$'000*	Share premium *HK$'000*	Merger reserve *HK$'000* *(Note)*	Translation reserve *HK$'000*	Convertible notes equity reserve *HK$'000*	Share option reserve *HK$'000*	Accumulated profits (losses) *HK$'000*	Total *HK$'000*	Minority interests *HK$'000*	Total equity *HK$'000*
At 1st April 2005	116,958	64,227	909	1,413	–	–	16,865	200,372	96	200,468
Exchange differences arising on translation of overseas operations and recognised directly in equity	–	–	–	(1,515)	–	–	–	(1,515)	–	(1,515)
Loss for the year	–	–	–	–	–	–	(72,214)	(72,214)	(38)	(72,252)
Total recognised expenses for the year	–	–	–	(1,515)	–	–	(72,214)	(73,729)	(38)	(73,767)
Recognition of equity-settled share-based payment *(note 29)*	–	–	–	–	–	22,541	–	22,541	–	22,541
Exercise of share options *(note 28(a))*	5,077	9,222	–	–	–	(3,778)	–	10,521	–	10,521
Share options cancelled for the year	–	–	–	–	–	(3,562)	3,562	–	–	–
Recognition of equity component of convertible notes	–	–	–	–	11,930	–	–	11,930	–	11,930
At 31st March 2006	122,035	73,449	909	(102)	11,930	15,201	(51,787)	171,635	58	171,693
Exchange differences arising on translation of overseas operations and recognised directly in equity	–	–	–	140	–	–	–	140	15	155
Loss for the year	–	–	–	–	–	–	(138,923)	(138,923)	(39)	(138,962)
Total recognised income and expenses for the year	–	–	–	140	–	–	(138,923)	(138,783)	(24)	(138,807)
Recognition of equity-settled share-based payment *(note 29)*	–	–	–	–	–	25,776	–	25,776	–	25,776
Exercise of share options *(note 28(b) & (d))*	6,637	20,922	–	–	–	(8,739)	–	18,820	–	18,820
Share options cancelled for the year	–	–	–	–	–	(268)	268	–	–	–
Placement of shares *(note 28(e))*	12,500	425,000	–	–	–	–	–	437,500	–	437,500
Share issued expenses	–	(9,440)	–	–	–	–	–	(9,440)	–	(9,440)
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	–	(34)	(34)
Conversion of equity component of convertible notes *(note 28(f))*	2,941	7,744	–	–	(1,652)	–	–	9,033	–	9,033
At 31st March 2007	144,113	517,675	909	38	10,278	31,970	(190,442)	514,541	–	514,541

Note: Merger reserve represents the difference between the nominal value of shares of subsidiaries acquired and the nominal value of the Company's shares issued for the acquisition at the time of a previous corporate reorganisation.

Consolidated Cash Flow Statement

For the year ended 31st March 2007

	2007 *HK$'000*	2006 *HK$'000*
OPERATING ACTIVITIES		
Loss for the year	**(138,962)**	(72,252)
Taxation from continuing operation	**617**	717
	(138,345)	(71,535)
Adjustments for:		
Depreciation of property, plant and equipment	**1,375**	1,177
Amortisation of CG animation pictures	**330,006**	5,619
Finance costs	**4,507**	1,419
Bank interest income	**(3,755)**	(1,375)
Loss on disposal of property, plant and equipment	**218**	221
Impairment loss recognised in respect of CG animation pictures	**8,144**	19,394
Share-based payment expenses	**8,969**	19,624
Exchange difference arising from operations	**120**	183
Operating cash flow before movements in working capital	**211,239**	(25,273)
Increase in inventories	**(19)**	–
Increase in trade and other receivables	**(19,929)**	(1,508)
Decrease in amount due from an associate	**350**	1,236
Increase (decrease) in other payables	**25,832**	(15,172)
(Decrease) increase in unearned revenue	**(3,866)**	3,976
Net cash from (used in) operations	**213,607**	(36,741)
Hong Kong Profits Tax refunded (paid)	**30**	(53,017)
Overseas tax paid	**(1,214)**	(46)
NET CASH FROM (USED IN) OPERATING ACTIVITIES	**212,423**	(89,804)
INVESTING ACTIVITIES		
Cost incurred in CG animation pictures	**(216,104)**	(139,806)
Purchase of property, plant and equipment	**(24,630)**	(26,415)
Purchase of available-for-sale investment	**(2,000)**	–
Purchase of additional interest in a subsidiary	**(463)**	–
Decrease in pledged bank deposits	–	39,800
Proceeds from disposal of property, plant and equipment	**695**	570
Interest received	**3,598**	1,299
NET CASH USED IN INVESTING ACTIVITIES	**(238,904)**	(124,552)

Consolidated Cash Flow Statement *(continued)*

For the year ended 31st March 2007

	2007 HK$'000	2006 HK$'000
FINANCING ACTIVITIES		
Proceeds from issue of shares	**456,320**	10,521
New bank loans raised	**101,517**	168,094
Other borrowings raised	**10,000**	–
Proceeds from issue of convertible notes	**–**	70,000
Repayment of bank loans	**(245,980)**	(24,920)
Repayment of other borrowings	**(10,000)**	–
Interest paid	**(13,443)**	(1,781)
Share issued expenses	**(9,440)**	–
Repayment of obligations under finance leases	**(127)**	(238)
NET CASH FROM FINANCING ACTIVITIES	**288,847**	221,676
NET INCREASE IN CASH AND CASH EQUIVALENTS	**262,366**	7,320
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	**105,156**	99,496
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**62**	(1,660)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, representing bank balances and cash	**367,584**	105,156

Notes to the Consolidated Financial Statements

For the year ended 31st March 2007

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda. Its shares are listed on the Stock Exchange. In the opinion of the Directors, the Company's ultimate holding company is Sunni International Limited, a company which is incorporated in the British Virgin Islands. The addresses of the registered office and principal place of business of the Company are disclosed in the "Corporate Information" to the annual report.

The Company acts as an investment holding company. The principal activities of its subsidiaries and associate are set out in notes 36 and 20 respectively to the consolidated financial statements. In previous years, the Group also engaged in providing management consultancy services. This operation was discontinued during the year ended 31st March 2007 (see Note 14) and certain items of the consolidated income statement for the year ended 31st March 2006 have been re-presented under loss for the year from discontinued operation in accordance with Hong Kong Financial Reporting Standard 5 "Non-Current Assets Held for Sale and Discontinued Operations" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The consolidated financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRS")

In the current year, the Group has applied, for the first time, a number of new HKFRS, Hong Kong Accounting Standards ("HKAS(s)") amendments and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA, which are either effective for accounting periods beginning on or after 1st December 2005, 1st January 2006 or 1st March 2006. The adoption of the new HKFRSs had no material effect on how the results and financial positions for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

3. POTENTIAL IMPACT ARISING ON THE NEW ACCOUNTING STANDARDS

The Group has not early applied the following new standards, amendment or interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these standards, amendment or interpretations will have no material impact on the results and the financial positions of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKAS 23 (Revised)	Borrowing Costs[6]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[6]
HK(IFRIC)-Int 8	Scope of HKFRS 2[2]
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives[3]
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment[4]
HK(IFRIC)-Int 11	HKFRS 2 - Group and Treasury Share Transactions[5]
HK(IFRIC)-Int 12	Service Concession Arrangements[7]

1 Effective for annual periods beginning on or after 1st January 2007
2 Effective for annual periods beginning on or after 1st May 2006
3 Effective for annual periods beginning on or after 1st June 2006
4 Effective for annual periods beginning on or after 1st November 2006
5 Effective for annual periods beginning on or after 1st March 2007
6 Effective for annual periods beginning on or after 1st January 2009
7 Effective for annual periods beginning on or after 1st January 2008

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost convention, except for certain financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRS, HKASs and Interpretations issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Listing Rules and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisitions or up to the effective date of disposals, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Basis of consolidation *(Continued)*

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination shared by minority and the minority's share of changes in equity since the date of the consolidation. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill arising on acquisitions prior to 1st January 2005

Goodwill arising on an acquisition of a subsidiary for which the agreement date is before 1st January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant subsidiary at the date of acquisition.

For previously capitalised goodwill, the Group has discontinued amortisation from 1st April 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit (the "CGU") to which the goodwill relates may be impaired.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the consolidated balance sheet.

For the purpose of impairment testing, goodwill arising on an acquisition is allocated to each of the relevant CGUs, or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of a subsidiary, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

For acquisition of additional equity interest in a subsidiary, goodwill is determined as the difference between the fair value of the consideration and the Group's additional interest in the book value of net assets acquired at the date of acquisition.

Investments in associates

An associate is an entity over which the investor has a significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue recognition

Revenue is measured at the fair values of considerations received or receivable.

Sale of CG animation pictures is recognised when the film copy of the relevant productions is delivered and title has been passed. Payments received prior to delivery of the film copy of the relevant productions are recorded as unearned revenue and are classified as current liabilities in the consolidated balance sheet.

Income from the licensing of the distribution and broadcasting rights over CG animation pictures is recognised when the Group's entitlement to such payments has been established, which, subject to the terms of the relevant agreements, is usually upon delivery of the relevant tapes to the distributors.

Income from the licensing of rights to exploit CG animation pictures is recognised when the Group's entitlement to such payments has been established which is upon the delivery of products manufactured by licensee to ultimate customers.

Management consultancy income is recognised when the corresponding services are rendered.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives from the date on which they became fully operational and after taking into account their estimated residual values, using the straight-line method.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant leases.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the relevant asset, which is calculated as the difference between the sales proceeds and the carrying value, is recognised in the consolidated income statement.

CG animation pictures

CG animation pictures, which represent CG animation pictures in which the Group retains ownership, consist of film rights of completed CG animation pictures and CG animation pictures of which the productions are still in progress.

CG animation pictures in progress are stated at production costs incurred to date, including borrowing costs capitalised, less accumulated impairment losses. Upon completion and release of the CG animation pictures, the costs are amortised based on the proportion of actual income earned during the year to the estimated total income expected to be generated from the relevant CG animation pictures.

CG animation pictures are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the relevant CG animation pictures, which is calculated as the difference between the sale proceeds and the carrying value of the item is recognised in the consolidated income statement.

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair values at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the Group's general policy on borrowing costs (see below).

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the terms of the relevant leases.

Inventories

Inventories represent CG animation pictures, in which the Group does not retain any ownership, produced under CG animation pictures production contracts with independent third parties and are stated at the lower of cost and net realisable value.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended uses or sales.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition other than in a business combination of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Retirement benefit cost

Payments to the Mandatory Provident Fund ("MPF") Scheme, which are required under the Hong Kong Mandatory Provident Fund Scheme Ordinance, are charged as expenses as they fall due.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

For the purpose of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses items are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Financial instruments

Financial assets and financial liabilities are recognised on the consolidated balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

The Group's financial assets are classified into the following categories, including trade and other receivables, amount due from an associate, bank balances and cash and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Trade and other receivables, amount due from an associate and bank balances and cash

At each balance sheet date subsequent to initial recognition, they are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial assets (Continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. For available-for-sale debt investments (e.g. club debentures), impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities (other than convertible notes)

Financial liabilities including bank borrowings, obligations under finance leases and other payables are subsequently measured at amortised cost, using the effective interest method.

Convertible notes

Convertible notes issued by the Group that contain both financial liability and equity components are classified separately into respective liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest rate of similar non-convertible debts. The difference between the proceeds of the issue of the convertible notes and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the notes into equity, is included in equity (convertible notes equity reserve).

In subsequent periods, the liability component of the convertible notes is carried at amortised cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Group, will remain in convertible notes equity reserve until the embedded option is exercised in which case the balance stated in convertible notes equity reserve will be transferred to share premium. Where the option remains unexercised at the expiry date, the balance stated in convertible notes equity reserve will be transferred to accumulated profits. No gain or loss is recognised in profit or loss upon conversion or expiration of the option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortised over the period of the convertible notes using the effective interest method.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Equity-settled share-based payment transactions

Share option granted prior to 1st January 2005

For share options granted to employees before 1st January 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before 7th November 2002 and those share options granted after 7th November 2002 but were vested before 1st January 2005 in accordance with the relevant transitional provision.

Share option granted on or after 1st January 2005

Share options granted to employees

The fair value of services received determined by reference to the fair value of share options granted at the grant date is recognised as an expense in full at the grant date when the share options granted vest immediately, with a corresponding increase in equity which is share option reserve.

At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited, cancelled or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to accumulated profits.

Share options granted to a supplier

The fair value of the services received is measured at the date the supplier renders services. Unless the fair value of the services rendered cannot be reliably measured, the Group shall measure the services received by reference to the fair value of share options granted at the grant date.

Impairment losses (other than goodwill (see the accounting policies in respect of goodwill above))

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY

The key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment loss on CG animation pictures

Management regularly reviews the recoverability of the Group's CG animation pictures with reference to their intended uses and current market environment. Appropriate impairment for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the CG animation pictures are impaired.

In determining whether there is any objective evidence that the CG animation pictures are impaired, the Group takes into consideration the current market condition with reference to the existing operating plan and budget. Impairment is recognised based on the higher of estimated future cash flow and estimated market value. Where the recoverable amount of the CG animation pictures is less than expected as a result of an adverse change in market condition or an escalation of cost, impairment loss may result. As at 31st March 2007, the carrying amount of CG animation pictures was approximately HK$142,075,000. Details of the recoverable amount of CG animation pictures are disclosed in note 18.

5. KEY SOURCES OF ESTIMATION UNCERTAINTY *(Continued)*

Estimated impairment of goodwill

Determining whether goodwill has been impaired requires an estimation of the value in use of the cash-generating unit to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at 31st March 2007, the carrying amount of goodwill is HK$3,228,000. Details of the recoverable amount calculation are disclosed in note 19.

6. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's major financial instruments include bank borrowings, bank balances, trade and other receivables, other payables and convertible notes. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

The main risks arising from the Group's financial instruments are currency risk, interest rate risk and credit risk. Management reviews and agrees policies for managing each of these risks and they are summarised below:

Currency risk

Certain trade receivables, bank balances and bank borrowings of the Group are denominated in foreign currencies. The Group's foreign exchange exposures arise mainly from the exchange rate movements of United States dollars. The Group currently does not have a foreign currency hedging policy. However, management monitors the related foreign currency exposure and will consider hedging significant foreign currency exposure should the need arises.

Interest rate risk

The Group's bank balances have exposure to cash flow interest rate due to the fluctuation of the prevailing market interest rate on bank balances. The Directors consider the Group's exposure of the short term bank deposits to interest rate risk is not significant as interest bearing bank balances are having short maturity periods.

The Group has exposure to cash flow interest rate risk through the impact of the rate changes on bank borrowings. The Group does not have an interest rate hedging policy. However, management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises.

Credit risk

The Group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations as at 31st March 2007 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In addition, the Group's credit risk is concentrated on a number of major customers. In order to minimise the credit risk, management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are recognised for irrecoverable debts. In this regard, management considers that the credit risk is significantly reduced.

For the year ended 31st March 2007, the Group's credit risk by geographical location is concentrated in the United States of America, which accounted for 70% of the trade receivables as at 31st March 2007.

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings.

6. FINANCIAL INSTRUMENTS *(Continued)*

(b) Fair value

The fair values of financial assets and financial liabilities are determined as follows:

- the fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices; and

- the fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions.

7. TURNOVER

Turnover represents the amounts received and receivable for goods sold or services rendered by the Group during the year and is summarised as follows:

	2007 *HK$'000*	2006 *HK$'000*
Continuing operation		
Income from licensing of CG animation pictures	**240,691**	–
Sales of CG animation pictures	**1,783**	479
Income from licensing of rights to exploit CG animation pictures	**1,011**	–
	243,485	479
Discontinued operation		
Management consultancy income	–	6,167
	243,485	6,646

8. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

During the year ended 31st March 2006, the Group was organised into two operating divisions which formed the basis on which the Group reported its primary segment information:

CG animation pictures division	–	Production, licensing and sales of CG animation pictures
Management consultancy services division	–	Provision of management consultancy services

Subsequent to 31st March 2006, the Directors resolved to cease the Group's management consultancy services operation. Accordingly, no business segment analysis is presented for the year ended 31st March 2007 as less than 10% of the Group's turnover and results were contributed by activities other than the production, licensing and sales of CG animation pictures.

8. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

Segment information about the two operating divisions for the year ended 31st March 2006 is presented below:

CONSOLIDATED INCOME STATEMENT

For the year ended 31st March 2006

	Continuing operation	Discontinued operation	
	CG animation pictures	Management consultancy services	Consolidated
	HK$'000	*HK$'000*	*HK$'000*
TURNOVER			
External sales	479	6,167	6,646
RESULTS			
Segment results	(26,086)	(27)	(26,113)
Other income			3,473
Unallocated corporate expenses			(47,476)
Finance costs			(1,419)
Loss before taxation			(71,535)
Income tax expense			(717)
Loss for the year			(72,252)

8. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Business segments *(Continued)*

CONSOLIDATED BALANCE SHEET

At 31st March 2006

	Continuing operation	Discontinued operation	
	CG animation pictures *HK$'000*	Management consultancy services *HK$'000*	Consolidated *HK$'000*
ASSETS			
Segment assets	273,292	350	273,642
Interest in an associate			–
Unallocated corporate assets			119,580
Consolidated total assets			393,222
LIABILITIES			
Segment liabilities	7,561	–	7,561
Unallocated corporate liabilities			213,968
Consolidated total liabilities			221,529

OTHER INFORMATION

For the year ended 31st March 2006

	Continuing operation	Discontinued operation		
	CG animation pictures *HK$'000*	Management consultancy services *HK$'000*	Unallocated items *HK$'000*	Consolidated *HK$'000*
Capital additions	182,532	–	2,276	184,808
Depreciation and amortisation	17,895	–	1,242	19,137
Impairment loss recognised in respect of CG animation pictures	19,394	–	–	19,394
Loss on disposal of property, plant and equipment	221	–	–	221

8. BUSINESS AND GEOGRAPHICAL SEGMENTS *(Continued)*

Geographical segments

Analysis of the Group's turnover by geographical segments is as follows:

	Total turnover	
	2007	2006
	HK$'000	*HK$'000*
North America	**124,364**	–
Other than North America	**119,121**	6,646
	243,485	6,646

Analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets by the geographical area in which the assets are located is as follows:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**492,149**	280,264	**280,452**	171,949
Japan	**1,725**	1,243	–	–
Malaysia	**42,137**	42,368	**539**	8,818
United States of America	**60,444**	62,803	**4,527**	4,041
Others	**7,976**	6,477	–	–
	604,431	393,155	**285,518**	184,808

9. OTHER INCOME

Included in other income for the year ended 31st March 2007 is a tax refund of HK$1,590,000 (2006: HK$2,078,000) from Boto International Holdings Limited ("BIHL"). On 23rd August 2002, the Group disposed of its Christmas festive products and leisure furniture businesses to BIHL (the "Disposal"). Immediately subsequent to the Disposal, the Group acquired an equity interest in BIHL and thereafter BIHL became an associate of the Group. Pursuant to the relevant Disposal agreements, in the event that BIHL or any of the disposed subsidiaries receives any tax relief or refund of any tax paid which is attributable to the above disposed businesses and to any period prior to 23rd August 2002, BIHL or such respective subsidiary shall pay to the Group a sum equal to such tax relief or refund.

10. FINANCE COSTS

	2007 *HK$'000*	2006 *HK$'000*
Continuing operation		
Interest wholly repayable within five years on:		
Bank borrowings	**11,269**	2,930
Obligations under finance leases	**4**	7
Other borrowings	**76**	–
Effective interest expense on convertible notes *(note 26)*	**5,679**	1,811
	17,028	4,748
Less: amounts capitalised in CG animation pictures and inventories	**(12,521)**	(3,329)
	4,507	1,419

11. LOSS BEFORE TAXATION

	2007	2006
	HK$'000	*HK$'000*
Continuing operation		
Loss before taxation has been arrived at after charging:		
Directors' emoluments *(note 12(a))*	**21,113**	23,966
Other staff costs	**92,203**	67,101
Equity-settled share-based payment expenses other than Directors	**19,953**	15,410
Total staff costs	**133,269**	106,477
Less: amounts capitalised in CG animation pictures and inventories	**(109,635)**	(69,547)
	23,634	36,930
Depreciation of property, plant and equipment	**16,729**	13,518
Less: amounts capitalised in CG animation pictures and inventories	**(15,354)**	(12,341)
	1,375	1,177
Rentals in respect of premises under operating leases	**8,399**	5,934
Less: amounts capitalised in CG animation pictures and inventories	**(7,653)**	(5,049)
	746	885
Auditor's remuneration:		
Current year	**1,100**	938
Overprovision in previous year	**–**	(10)
Amortisation of CG animation pictures (included in cost of sales)	**330,006**	5,619
Loss on disposal of property, plant and equipment	**218**	221
Cost of inventories recognised as expenses	**1,762**	919
Net foreign exchange losses	**423**	123
and after crediting:		
Bank interest income	**3,755**	1,375

12. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Particulars of the Directors' and the five highest paid employees' emoluments are as follows:

(a) Directors' emoluments

The emoluments paid or payable to each of the 10 (2006: 8) Directors were as follows:

For the year ended 31st March 2007

	Mr. Kao Cheung Chong, Michael *HK$'000*	Mr. Kao Wai Ho, Francis *HK$'000*	Mr. Douglas Esse Glen *HK$'000*	Mr. Tse Chi Man, Terry *HK$'000*	Mr. Thomas Knox Gray *HK$'000*	Mr. Lam Pak Kin, Philip *HK$'000*	Mr. Lai Chi Kin, Lawrence *HK$'000*	Mr. Ng See Yuen *HK$'000*	Mr. Oh Kok Chi *HK$'000*	Mr. Yip Kar Hang, Raymond *HK$'000*	Total 2007 *HK$'000*
Fees	240	-	-	-	-	240	240	240	240	-	1,200
Other emoluments:											
Salaries and other benefits	-	3,680	3,268	3,029	1,226	-	40	40	40	2,733	14,056
Equity-settled share-based payment expense	-	-	4,483	1,340	-	-	-	-	-	-	5,823
Contributions to retirement benefit scheme	-	12	-	12	-	-	-	-	-	10	34
Total emoluments	240	3,692	7,751	4,381	1,226	240	280	280	280	2,743	21,113

For the year ended 31st March 2006

	Mr. Kao Cheung Chong, Michael *HK$'000*	Mr. Kao Wai Ho, Francis *HK$'000*	Mr. Tse Chi Man, Terry *HK$'000*	Mr. Lam Pak Kin, Philip *HK$'000*	Mr. Lai Chi Kin, Lawrence *HK$'000*	Mr. Ng See Yuen *HK$'000*	Mr. Oh Kok Chi *HK$'000*	Mr. Yip Kar Hang, Raymond *HK$'000*	Total 2006 *HK$'000*
Fees	140	-	-	200	240	240	240	-	1,060
Other emoluments:									
Salaries and other benefits	2,359	4,794	2,995	3,500	40	40	40	1,958	15,726
Equity-settled share-based payment expense	2,851	2,851	1,429	-	-	-	-	-	7,131
Contributions to retirement benefit scheme	5	12	12	12	-	-	-	8	49
Total emoluments	5,355	7,657	4,436	3,712	280	280	280	1,966	23,966

12. DIRECTORS' AND EMPLOYEES' EMOLUMENTS *(Continued)*

(b) Employees' emoluments

Of the five individuals with the highest emoluments in the Group, four (2006: all) were Directors of the Company whose emoluments are set out above. The emoluments of the one employee (2006: none) and two (2006: one) Directors before their appointment as Directors are as follows:

	2007 **HK$'000**	2006 HK$'000
Salaries and other benefits	**5,662**	2,259
Contributions to retirement benefit scheme	**–**	4
	5,662	2,263

For the year ended 31st March 2007, the emoluments of the above three employees in their role as an employee (2006: one employee) were within the following bands:

	2007 **Number of employee**	2006 Number of employee
HK$nil to HK$1,000,000	**1**	–
HK$1,000,001 to HK$2,000,000	**1**	–
HK$2,000,001 to HK$3,000,000	**–**	1
HK$3,000,001 to HK$3,500,000	**1**	–

13. INCOME TAX EXPENSE

	2007 **HK$'000**	2006 HK$'000
The charge comprises:		
Continuing operation		
Hong Kong Profits Tax		
The Company and its subsidiaries		
– Current tax	**4**	–
– Overprovision in prior years relating to a tax settlement	**–**	(191)
– Other underprovision in prior years	**–**	3
	4	(188)
Other jurisdictions		
The Company and its subsidiaries		
– Current tax	**676**	1,164
– Overprovision in the prior year	**(426)**	(259)
	250	905
Deferred tax *(note 27)*	**363**	–
Total	**617**	717

Hong Kong Profits Tax is calculated at 17.5% on the estimated assessable profits for the current year.

No tax is payable on the result for the prior year arising in Hong Kong since there was no assessable profit for prior year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

13. INCOME TAX EXPENSE *(Continued)*

The tax charge for the year can be reconciled to the loss before taxation as set out in the consolidated income statement as follows:

	2007 HK$'000	2006 HK$'000
Loss before taxation		
– Continuing operation	**(138,345)**	(71,508)
– Discontinued operation	–	(27)
	(138,345)	(71,535)
Tax at the Hong Kong Profits Tax rate of 17.5%	**(24,210)**	(12,519)
Tax effect of expenses not deductible for tax purposes	**9,785**	10,567
Tax effect of income not taxable for tax purposes	**(930)**	(603)
Tax effect of tax losses not recognised	**16,311**	2,980
Overprovision for Hong Kong Profits Tax in prior years, net	–	(188)
Overprovision for overseas tax in prior years	**(426)**	(259)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**87**	739
Tax charge for the year	**617**	717

14. DISCONTINUED OPERATION

On 4th May 2006, the Directors of the Company approved a deed of termination in respect of the consultancy services agreement entered into by the Company and BIHL, an associate of the Group. The Group ceased to provide management consultancy services to BIHL with effect from 1st April 2006.

The results of the management consultancy services operation for the year ended 31st March 2006 are as follow:

	2006 HK$'000
Management consultancy income	6,167
Cost of services provided	(6,194)
Loss for the year	(27)

The result and cash flows of management consultancy services operation did not make any significant contribution to the result and cash flows of the Group.

15. DIVIDENDS

The Directors do not recommend the payment of a dividend for each of the years ended 31st March 2006 and 2007. No dividend was paid in both years.

16. LOSS PER SHARE

From continuing and discontinued operations

The calculation of the basic loss per share is based on the loss attributable to equity holders of the Company for the year of HK$138,923,000 (2006: HK$72,214,000) and on the weighted average number of 1,279,316,192 (2006: 1,174,412,175) shares in issue during the year.

For the purpose of calculating basic loss per share for 2006, the weighted average number of ordinary shares has been adjusted for the effect of the share subdivision of the Company on 22nd September 2006, details of which are set out in note 28(c).

No diluted loss per share for each of the years ended 31st March 2006 and 2007 are presented as the exercise of share options and the conversion of convertible notes would result in a decrease in loss per share.

From continuing operation

The calculation of the basic loss per share from continuing operation attributable to the equity holders of the Company is based on the following data:

Loss figures are calculated as follows:

	2007 **HK$'000**	2006 HK$'000
Loss for the year attributable to equity holders of the Company	**138,923**	72,214
Less: Loss for the year from discontinued operation attributable to equity holders of the Company *(Note 14)*	–	(27)
Loss for the purpose of basic loss per share from continuing operation	**138,923**	72,187

The denominator used are the same as those detailed above for basic loss per share from continuing and discontinued operations.

From discontinued operation

For the year ended 31st March 2006, basic loss per share from the discontinued operation is insignificant, based on the loss for the year from the discontinued operation attributable to equity holders of the Company of HK$27,000 and the denominator detailed above for basic loss per share from continuing and discontinued operations.

17. PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements *HK$'000*	Furniture, fixtures and equipment *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
COST				
At 1st April 2005	9,743	50,176	2,847	62,766
Exchange realignment	(2)	(40)	–	(42)
Additions	3,832	21,377	1,206	26,415
Disposals	–	(1,353)	(1,143)	(2,496)
At 31st March 2006	13,573	70,160	2,910	86,643
Exchange realignment	–	4	–	4
Additions	4,309	18,308	2,252	24,869
Disposals	(90)	(900)	(806)	(1,796)
At 31st March 2007	**17,792**	**87,572**	**4,356**	**109,720**
DEPRECIATION				
At 1st April 2005	1,170	15,470	1,003	17,643
Exchange realignment	(1)	(3)	–	(4)
Provided for the year	2,264	10,741	513	13,518
Eliminated on disposals	–	(1,045)	(660)	(1,705)
At 31st March 2006	3,433	25,163	856	29,452
Exchange realignment	–	1	–	1
Provided for the year	2,781	13,253	695	16,729
Eliminated on disposals	(34)	(436)	(413)	(883)
At 31st March 2007	**6,180**	**37,981**	**1,138**	**45,299**
CARRYING VALUES				
At 31st March 2007	**11,612**	**49,591**	**3,218**	**64,421**
At 31st March 2006	10,140	44,997	2,054	57,191

The above items of property, plant and equipment are depreciated, after taking into account their estimated residual values, on a straight-line basis over their estimated useful lives as follows:

Leasehold improvements	Over a period of 5 years
Furniture, fixtures and equipment	Over a period of 5 years
Motor vehicles	Over a period of 5 years

At 31st March 2007, the carrying values of property, plant and equipment of the Group included an amount of approximately HK$265,000 (2006: HK$442,000) in respect of a motor vehicle held under finance lease.

18. CG ANIMATION PICTURES

	Completed CG animation pictures *HK$'000*	CG animation pictures in progress *HK$'000*	Total *HK$'000*
COST			
At 1st April 2005	40,457	95,827	136,284
Additions	–	158,393	158,393
At 31st March 2006	40,457	254,220	294,677
Additions	–	260,649	260,649
Transfer	355,677	(355,677)	–
At 31st March 2007	**396,134**	**159,192**	**555,326**
AMORTISATION AND IMPAIRMENT			
At 1st April 2005	34,838	15,250	50,088
Provided for the year	5,619	–	5,619
Impairment loss recognised	–	19,394	19,394
At 31st March 2006	40,457	34,644	75,101
Provided for the year	330,006	–	330,006
Impairment loss recognised	–	8,144	8,144
At 31st March 2007	**370,463**	**42,788**	**413,251**
CARRYING VALUES			
At 31st March 2007	**25,671**	**116,404**	**142,075**
At 31st March 2006	–	219,576	219,576

Completed CG animation pictures and CG animation pictures in progress are internally generated.

Completed CG animation pictures are amortised based on the proportion of actual income earned during the year to the estimated total income expected to be generated from the relevant CG animation pictures.

CG animation pictures in progress are stated at production costs incurred to date, including borrowing costs capitalised, less accumulated impairment losses, if any.

During the year, the Directors conducted a review of the Group's CG animation pictures in light of the current market condition with reference to the existing operating plan and budget. The Directors of the Company have resolved to cease the production of certain CG animation pictures and are of the view that the costs incurred to date of such CG animation pictures have no future economic value. Accordingly, an aggregate impairment loss of approximately HK$8,144,000 (2006: HK$19,394,000) has been identified and recognised in the consolidated income statement.

19. GOODWILL

	HK$'000
COST	
At 1st April 2005 and 31st March 2006	2,799
Acquired on acquisition of additional interest in a subsidiary	429
At 31st March 2007	**3,228**

For the purpose of impairment testing, goodwill has been allocated to a CGU operating as a principal subsidiary of the Group, Imagi Production Limited, which is engaged in the production of CG animation pictures and holding and licensing of intellectual property rights in respect of CG animation pictures.

During the year ended 31st March 2007, management of the Group determined that the CGU containing goodwill had not suffered any impairment.

The basis of the recoverable amount of the above CGU and the major underlying assumptions are summarised below:

The recoverable amount of the CGU has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a nine-year period and discount rate of 17%. The cash flows commencing from the sixth year are extrapolated by assuming a declining rate. Management estimates discount rate using risk-free rate, equity risk premium and the risks specific to the CGUs. This declining rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Another key assumption for the value in use calculation is the budgeted gross margin, which is determined based on the CGU's past performance and management's expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the aggregate carrying amount of the CGU to exceed the aggregate recoverable amount of the CGU.

20. INTEREST IN AN ASSOCIATE AND AMOUNT DUE FROM AN ASSOCIATE

	2007 ***HK$'000***	2006 *HK$'000*
Cost of investment in an associate	**86,593**	86,593
Less: Share of post-acquisition losses	**(29,373)**	(29,373)
Unrealised gain on disposal of businesses	**(57,220)**	(57,220)
	–	–

20. INTEREST IN AN ASSOCIATE AND AMOUNT DUE FROM AN ASSOCIATE *(Continued)*

Particulars of the Group's associate at 31st March 2007 are as follows:

Name of associate	Form of business structure	Place of incorporation/ operations	Class of share held	Proportion of nominal value of issued capital held by the Company indirectly	Principal activity
BIHL	Incorporated	British Virgin Islands/ Hong Kong	Ordinary	22.5%	Manufacture and sales of artificial Christmas trees and leisure furniture

At 31st March 2006, the amount due from the associate is unsecured, interest-free and repayable on demand. The fair value of the amount due from the associate approximates its corresponding carrying value.

The following details are extracted from the consolidated financial statements of the Group's associate, BIHL, and its subsidiaries (hereinafter collectively referred to as the "BIHL Group").

	2007 **HK$'000**	2006 HK$'000
RESULTS		
Turnover	**834,830**	699,251
Loss for the year	**(49,905)**	(74,068)
Loss for the year attributable to the Group *(Note)*	**(11,228)**	(16,665)

Consolidated financial position of the BIHL Group at the balance sheet date is as follows:

	2007 **HK$'000**	2006 HK$'000
Total assets	**936,489**	900,223
Total liabilities	**(939,984)**	(853,813)
Net (liabilities) assets	**(3,495)**	46,410
Net (liabilities) assets attributable to the Group *(Note)*	**(786)**	10,442

Note: The Group's share of the post-acquisition losses of BIHL, to the extent that it exceeds the carrying amount of its equity investment in that company, has been provided for to the extent that the Group has incurred obligations or made payments to satisfy obligations of the associate that the Group has guaranteed.

20. INTEREST IN AN ASSOCIATE AND AMOUNT DUE FROM AN ASSOCIATE *(Continued)*

The Group has discontinued recognition of its share of post-acquisition losses of BIHL. The amounts of unrecognised share of loss of BIHL, as extracted from the relevant audited consolidated financial statements of BIHL, both for the year and cumulatively, are as follows:

	2007	2006
	HK$'000	*HK$'000*
Unrecognised share of loss of BIHL for the year	**(11,228)**	(16,665)
Accumulated unrecognised share of loss of BIHL	**(58,006)**	(46,778)

21. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments represent:

	2007	2006
	HK$'000	*HK$'000*
Club debentures	**3,201**	1,201

At the balance sheet date, all available-for-sale investments are stated at fair values. Fair values of those investments have been determined by reference to bid prices quoted in active markets.

22. TRADE AND OTHER RECEIVABLES

The Group allows its trade customers a credit period in accordance with the terms specified in the contracts, normally ranging from 0 to 90 days.

The following is an aged analysis of trade receivables at the balance sheet date:

	2007	2006
	HK$'000	*HK$'000*
Total trade receivables		
– 0 to 30 days	**6,647**	–
– 31 to 60 days	**1,207**	–
– Over 60 days	**11,661**	39
Other receivables	**7,453**	6,843
	26,968	6,882

Trade and other receivables included HK$5,653,000 (2006: Nil) that are denominated in US$725,000 (2006: Nil) at the balance sheet date.

23. BANK BALANCES AND CASH

Bank balances

The Group's bank balances carried interest at market rates which range from 1.25% to 4.95% per annum (2006: 1.18% to 4.04% per annum). Bank balances included HK$119,138,000 (2006: HK$55,953,000) that are denominated in US$15,274,000 (2006: US$7,173,000) at the balance sheet date.

24. OBLIGATIONS UNDER FINANCE LEASE

	Minimum lease payments		Present value of minimum lease payments	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Amounts payable under finance leases:				
Within one year	**79**	123	**59**	122
In the second to fifth year inclusive	**197**	–	**175**	–
	276	123	**234**	122
Less: future finance charges	**(42)**	(1)	**N/A**	N/A
Present value of lease obligations	**234**	122	**234**	122
Less: Amount due within one year and shown under current liabilities			**(59)**	(122)
Amount due after one year			**175**	–

It is the Group's policy to lease certain of its property, plant and equipment under finance leases. The average lease term is three years (2006: two years) and the average effective interest rate is 3.50% (2006: 3.05%). Interest rates were fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessor's charge over the leased assets.

25. BANK BORROWINGS

At the balance sheet date, the Group had no outstanding bank borrowings. At 31st March 2006, the Group had bank borrowings as follows:

	2006 *HK$'000*
Bank loans:	
Secured	94,463
Unsecured	50,000
	144,463
Carrying amount repayable:	
On demand or within one year	50,000
More than one year, but not more than two years	94,463
	144,463
Less: Amounts due within one year and shown under current liabilities	(50,000)
Amount due after one year	94,463

All the above bank borrowings were variable-rate borrowings. The unsecured bank borrowings carried interest at the range of HIBOR plus 1% to HIBOR plus 1.15% and the secured bank borrowings carried interest at LIBOR plus 1%.

The ranges of the effective interest rates (which are also equal to contracted interest rates) of the variable-rate borrowings were from 4.81% to 6.38% (2006: 4.34% to 6.54%).

At 31st March 2006, bank borrowings included HK$94,463,000 that are denominated in US$12,110,000.

26. CONVERTIBLE NOTES

The Company issued two 3% unsecured convertible notes to certain shareholders of the Company, with principal amounts of HK$50,000,000 and HK$20,000,000 on 30th November 2005 and 5th January 2006, respectively. The convertible notes are denominated in Hong Kong dollars. The notes entitle the holders to convert them, in whole or in part of the principal amounts, into ordinary shares of the Company at any time prior to one month before their respective settlement dates on 29th November 2008 and 4th January 2009, at the initial conversion price of HK$1.68 per share (subject to anti-dilutive adjustment but not less than the par value of the share of the Company). If the notes have not been converted, they will be redeemed at par on 29th November 2008 and 4th January 2009, respectively. Interest of 3% per annum will be paid semi-annually up until the settlement dates.

During the year, principal amount of the convertible notes of HK$10,000,000 were converted into 29,411,765 ordinary shares of HK$0.10 each in the Company at the conversion price of HK$0.34 as set out in note 28(f). At 31st March 2007, the effective interest rates of the liability components of the remaining convertible notes with principal amounts of HK$50,000,000 and HK$10,000,000 are 9.58% and 9.28% respectively.

26. CONVERTIBLE NOTES *(Continued)*

The movement of the liability component of the convertible notes for the year is set out below:

	2007 *HK$'000*	2006 *HK$'000*
Liability component at beginning of the year/date of issue	**59,748**	58,070
Conversion during the year	**(9,033)**	–
Interest charge *(note 10)*	**5,679**	1,811
Interest paid	**(2,095)**	(133)
Liability component at end of the year	**54,299**	59,748

The fair value of the liability component of the convertible notes at 31st March 2007, determined based on the present value of the estimated future cash outflows discounted at the prevailing market rate for an equivalent non-convertible note at the balance sheet date, was approximately HK$54,427,000 (2006: HK$58,901,000).

27. DEFERRED TAX

The followings are the major deferred tax (liabilities) assets recognised by the Group and movements thereon during the current and prior years:

	Accelerated tax depreciation *HK$'000*	Recognised tax losses *HK$'000*	Total *HK$'000*
At 1st April 2005	(5,175)	5,175	–
(Charge) credit to consolidated income statement	(1,588)	1,588	–
At 31st March 2006	(6,763)	6,763	–
(Charge) credit to consolidated income statement	(1,549)	1,186	(363)
At 31st March 2007	**(8,312)**	**7,949**	**(363)**

At the balance sheet date, the Group had unused tax losses of approximately HK$207,310,000 (2006: HK$107,326,000) available to offset against future assessable profits. A deferred tax asset has been recognised of approximately HK$45,423,000 (2006: HK$38,646,000) in respect of such losses. No deferred tax has been recognised in respect of the remaining tax losses of HK$161,887,000 (2006: HK$68,680,000) due to the unpredictability of future profit streams. Unused tax losses can be carried forward indefinitely.

28. SHARE CAPITAL OF THE COMPANY

	Number of shares	Values HK$'000
Authorised:		
Ordinary shares of HK$0.50 each at 31st March 2005 and 2006	500,000,000	250,000
Share subdivision *(note c)*	2,000,000,000	–
Ordinary shares of HK$0.10 each at 31st March 2007	2,500,000,000	250,000
Issued and fully paid:		
At 1st April 2005	233,915,500	116,958
Exercise of share options *(note a)*	10,154,000	5,077
At 31st March 2006	244,069,500	122,035
Exercise of share options before share subdivision *(note b)*	6,896,000	3,448
Effect of share subdivision *(note c)*	1,003,862,000	–
Exercise of share options after share subdivision *(note d)*	31,894,000	3,189
Placement of shares *(note e)*	125,000,000	12,500
Conversion of convertible notes *(note f)*	29,411,765	2,941
At 31st March 2007	**1,441,133,265**	**144,113**

Notes:

The movement in the ordinary share capital for the year ended 31st March 2006 is as follows:

(a) The Company issued 1,910,000, 2,944,000, 100,000, 3,600,000, 1,500,000 and 100,000 ordinary shares of HK$0.50 each in the Company for cash at HK$0.945, HK$1.111, HK$1.50, HK$0.98, HK$1.00 and HK$2.675 per share respectively, as a result of the exercise of share options.

28. SHARE CAPITAL OF THE COMPANY *(Continued)*

The movements in the ordinary share capital for the year ended 31st March 2007 are as follows:

(b) The Company issued 2,696,000, 200,000, 3,750,000 and 250,000 ordinary shares of HK$0.50 each in the Company for cash at HK$1.111, HK$1.50, HK$0.98 and HK$2.675 per share respectively, as a result of the exercise of share options.

(c) Pursuant to an announcement dated 29th August 2006 and a circular dated 4th September 2006, the Board of Directors proposed that each of the existing issued and unissued shares of HK$0.50 each in the share capital of the Company be subdivided (the "Share Subdivision") into five shares of HK$0.10 each in the share capital of the Company (the "Subdivided Shares"). Immediately before the Share Subdivision, the authorised share capital of the Company was HK$250,000,000 which was divided into 500,000,000 shares, of which 250,965,500 shares were in issue. The Share Subdivision was approved by shareholders at a special general meeting on 21st September 2006 and became effective on 22nd September 2006.

(d) The Company issued 6,500,000, 12,200,000, 2,500,000, 10,450,000 and 244,000 ordinary shares of HK$0.10 each in the Company for cash at HK$0.30, HK$0.196, HK$0.20, HK$0.535 and HK$3.07 per share respectively, as a result of the exercise of share options.

(e) Pursuant to a placing agreement entered on 15th January 2007, the Company has agreed to allot and issue 125,000,000 ordinary shares of HK$0.10 each at a placing price of HK$3.50 per share. The placing price of HK$3.50 per share represents a discount of approximately 11.84% to the closing market price of the Company's share on 12th January 2007, being the last trading day immediately preceding the date of the placing agreement. The net proceeds of the placing of shares of approximately HK$428.1 million were used for the development of new CG animation feature film projects and expansion of the Group's studios in Hong Kong and in the United States of America and for the Group's working capital purposes.

(f) During the year, the convertible notes of principal amount of HK$10,000,000 were converted into 29,411,765 ordinary shares of HK$0.10 each in the Company at the conversion price of HK$0.34.

All the shares issued during the year ranked pari passu with the then existing shares in all respects.

29. SHARE-BASED PAYMENT TRANSACTIONS

On 16th August 2002, the Company adopted a share option scheme (the "2002 Scheme") for the primary purpose of providing incentives to employees, executives or officers, Directors of the Company or any of its subsidiaries and any business consultants, agents, legal or financial advisers or any supplier or provider of goods and services of the Company or any of its subsidiaries (the "Participants") for their contribution to the Group. The 2002 Scheme will be ending on 15th August 2012. Under the 2002 Scheme, the Directors may grant options to the Participants to subscribe for shares in the Company for a consideration of HK$10 for each lot of share options granted. Options granted must be taken up within 28 days of date of grant. The exercise price is determined by the Directors and shall not be less than the highest of:

(a) the official closing price of the shares as stated in the daily quotation sheet of the Stock Exchange on the date of the grant which must be a business day;

(b) the average of the official closing prices of the shares as stated in the daily quotation sheet of the Stock Exchange for the 5 business days immediately preceding the offer date; and

(c) the nominal value of a share.

29. SHARE-BASED PAYMENT TRANSACTIONS *(Continued)*

Pursuant to the 2002 Scheme, the maximum number of shares in the Company in respect of which options may be granted when aggregated with any other share option scheme of the Company is not permitted to exceed 10% of the issued share capital of the Company as at 16th August 2002. Subject to the approval of the shareholders of the Company in general meeting and such other requirements prescribed under the Listing Rules from time to time, the Directors may refresh the limit at any time to 10% of the total number of shares in issue as at the date of approval by the shareholders of the Company in general meetings. Notwithstanding the foregoing, the shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2002 Scheme and any other share option schemes of the Company at any time shall not exceed 30% of the shares in issue from time to time.

At 31st March 2007, the number of shares in respect of which options had been granted and remained outstanding under the 2002 Scheme was 108,126,000 (2006: 19,556,000), representing 7.50% (2006: 8.01%) of the total number of shares of the Company in issue at that date.

No option may be granted to any person if the total number of shares of the Company already issued and issuable to him under all the options granted to him in any 12-month period up to and including the date of grant exceeding 1% of total number of shares in issue at the date of grant. Any further grant of options in excess of this 1% limit shall be subject to the approval of the shareholders in general meetings, such Participant and his associates (as defined in the Listing Rules) abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time. Options granted to substantial shareholders or Independent Non-Executive Directors in excess of 0.1% of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

There is no specific requirement that an option must be held for any minimum period before it can be exercised but the Directors are empowered to impose at their discretion any such minimum period at the time of grant of any particular options. The period during which an option may be exercised will be determined by the Directors at their absolute discretion, save that no option may be exercised more than 10 years from the date of grant.

29. SHARE-BASED PAYMENT TRANSACTIONS *(Continued)*

The following tables disclose details of the Company's share options held by employees, supplier of services and Directors and movements in such holding during the current and prior years:

For the year ended 31st March 2007

Date of grant	Vesting period	Exercisable period	Exercise price per share prior to share subdivision HK$ (note 1)	Exercise price per share after adjustment for the effect of share subdivision HK$	Number of share options: At 1st April 2006	Granted during the year before share subdivision	Exercised during the year before share subdivision	Lapsed/ cancelled during the year before share subdivision	Adjustment on share subdivision	Adjustment (note 2)	Granted during the year after share subdivision	Exercised during the year after share subdivision	Lapsed/ cancelled during the year after share subdivision	At 31st March 2007
Category 1: Employees														
13th August 2003	Nil	13th August 2003 to 12th August 2006	1.111	N/A	2,756,000	-	(2,696,000)	(60,000)	-	-	-	-	-	-
19th April 2004	Nil	19th April 2004 to 18th April 2009	1.500 (i)	0.300	200,000	-	(200,000)	-	-	-	-	-	-	-
24th May 2005	Nil	24th May 2005 to 23rd May 2010	0.980 (ii)	0.196	6,500,000	-	(3,750,000)	-	11,000,000	-	-	(5,700,000)	-	8,050,000
7th June 2005	Nil	7th June 2005 to 6th June 2010	0.974 (iii)	0.195	2,000,000	-	-	-	8,000,000	(5,000,000)	-	-	-	5,000,000
13th February 2006	Nil	13th February 2006 to 12th February 2009	2.675 (iv)	0.535	1,000,000	-	-	-	4,000,000	-	-	(1,000,000)	-	4,000,000
13th February 2006	Nil	13th February 2006 to 12th February 2011	2.675 (iv)	0.535	400,000	-	(250,000)	-	600,000	-	-	(450,000)	-	300,000
8th November 2006	Nil	8th November 2006 to 7th November 2011	-	1.070	-	-	-	-	-	-	1,500,000	(244,000)	-	1,256,000
8th December 2006	Nil	8th December 2006 to 7th December 2011	-	1.270	-	-	-	-	-	-	1,000,000	-	-	1,000,000
19th January 2007	19th January 2007 to 18th January 2008	19th January 2008 to 18th January 2013	-	4.350	-	-	-	-	-	-	16,056,000	-	(300,000)	15,756,000
19th January 2007	13th January 2007 to 18th January 2009	19th January 2009 to 18th January 2014	-	4.350	-	-	-	-	-	-	16,056,000	-	(300,000)	15,756,000
19th January 2007	13th January 2007 to 18th January 2010	19th January 2010 to 18th January 2015	-	4.350	-	-	-	-	-	-	21,408,000	-	(400,000)	21,008,000
					12,856,000	-	(6,896,000)	(60,000)	23,600,000	(5,000,000)	56,020,000	(7,394,000)	(1,000,000)	72,126,000

Notes to the Consolidated Financial Statements *(continued)*

For the year ended 31st March 2007

29. SHARE-BASED PAYMENT TRANSACTIONS *(Continued)*

For the year ended 31st March 2007 ***(Continued)***

Date of grant	Vesting period	Exercisable period	Exercise price per share prior to share subdivision HK$ (note 1)	Exercise price per share after adjustment for the effect of share subdivision HK$	Number of share options: At 1st April 2006	Granted during the year before share subdivision	Exercised during the year before share subdivision	Lapsed/ cancelled during the year before share subdivision	Adjustment on share subdivision	Adjustment (note 2)	Granted during the year after share subdivision	Exercised during the year after share subdivision	Lapsed/ cancelled during the year after share subdivision	At 31st March 2007
Category 2: Directors														
19th April 2004	Nil	19th April 2004 to 18th April 2009	1.500 (i)	0.300	1,300,000	–	–	–	5,200,000	–	–	(6,500,000)	–	–
24th May 2005	Nil	24th May 2005 to 23rd May 2010	0.980 (ii)	0.196	1,300,000	–	–	–	5,200,000	–	–	(6,500,000)	–	–
7th June 2005	Nil	7th June 2005 to 6th June 2010	0.974 (iii)	0.195	–	–	–	–	–	5,000,000	–	–	–	5,000,000
27th July 2005	Nil	27th July 2005 to 26th July 2010	1.000 (v)	0.200	500,000	–	–	–	2,000,000	–	–	(2,500,000)	–	–
13th February 2006	Nil	13th February 2006 to 12th February 2009	2.675 (iv)	0.535	3,600,000	–	–	–	14,400,000	–	–	(9,000,000)	–	9,000,000
9th October 2006	Nil	9th October 2006 to 8th October 2011	–	2.570	–	–	–	–	–	–	2,500,000	–	–	2,500,000
9th October 2006	9th October 2006 to 8th October 2008	9th October 2008 to 8th October 2013	–	2.570	–	–	–	–	–	–	2,500,000	–	–	2,500,000
9th October 2006	9th October 2006 to 8th October 2009	9th October 2009 to 8th October 2014	–	2.570	–	–	–	–	–	–	2,500,000	–	–	2,500,000
9th October 2006	9th October 2006 to 8th October 2010	9th October 2010 to 8th October 2015	–	2.570	–	–	–	–	–	–	2,500,000	–	–	2,500,000
9th October 2006	9th October 2006 to 8th October 2011	9th October 2011 to 8th October 2016	–	2.570	–	–	–	–	–	–	2,000,000	–	–	2,000,000
19th January 2007	19th January 2007 to 18th January 2008	19th January 2008 to 13th January 2013	–	4.350	–	–	–	–	–	–	1,500,000	–	–	1,500,000
19th January 2007	19th January 2007 to 18th January 2009	19th January 2009 to 18th January 2014	–	4.350	–	–	–	–	–	–	1,500,000	–	–	1,500,000
19th January 2007	19th January 2007 to 18th January 2010	19th January 2010 to 18th January 2015	–	4.350	–	–	–	–	–	–	2,000,000	–	–	2,000,000
					6,700,000	–	–	–	26,800,000	5,000,000	17,000,000	(24,500,000)	–	31,000,000
Category 3: Supplier of services														
25th May 2006	25th May 2006 to 24th May 2007	25th May 2007 to 24th May 2009	8.810 (vi)	1.762	–	1,000,000	–	–	4,000,000	–	–	–	–	5,000,000
Total					19,556,000	1,000,000	(6,836,000)	(60,000)	54,400,000	–	73,020,000	(31,894,000)	(1,000,000)	108,126,000
Weighted average exercise price														
Category 1: Employees					1.200	N/A	1.108	1.111	0.262	0.195	4.296	0.357	4.350	3.334
Category 2: Directors					1.993	N/A	N/A	N/A	0.399	0.195	3.094	0.349	N/A	1.883
Category 3: Supplier of services					N/A	8.810	N/A	N/A	1.762	N/A	N/A	N/A	N/A	1.762

29. SHARE-BASED PAYMENT TRANSACTIONS *(Continued)*

For the year ended 31st March 2007 *(Continued)*

The closing prices of the Company's shares immediately before 25th May 2006, 9th October 2006, 8th November 2006, 8th December 2006 and 19th January 2007, the dates of grant of the options, were HK$8.65 (before adjustment on share subdivision), HK$2.53, HK$3.17, HK$3.27 and HK$4.21 respectively.

As the services performed by a supplier are similar to services performed by the employees of the Group, the fair value of such services is also measured with reference to the fair value of share options granted using the Binominal option pricing model.

The closing prices of the Company's shares immediately before the various exercise dates during the year ranged from HK$1.73 to HK$4.21 and the weighted average closing market price per share immediately before the dates on which the share options were exercised was HK$3.11.

Notes:

(1) Exercise price per share has been adjusted for the effect of the share subdivision that took place on 22nd September 2006, where appropriate, as follows:

- (i) from HK$1.500 to HK$0.300;
- (ii) from HK$0.980 to HK$0.196;
- (iii) from HK$0.974 to HK$0.195;
- (iv) from HK$2.675 to HK$0.535;
- (v) from HK$1.000 to HK$0.200; or
- (vi) from HK$8.810 to HK$1.762.

(2) On 9th October 2006, Mr. Thomas Knox Gray was appointed as an Executive Director of the Company. Accordingly, the share options granted to him were adjusted from Category 1: Employees to Category 2: Directors.

29. SHARE-BASED PAYMENT TRANSACTIONS *(Continued)*

For the year ended 31st March 2006

Date of grant	Exercisable period	Exercise price per share prior to rights issue HK$ (note)	Exercise price per share after adjustment for the effect of rights issue HK$	Number of share options				
				At 1st April 2005	Granted during the year	Exercised during the year	Lapsed/ cancelled during the year	At 31st March 2006
Category 1: Employees								
11th February 2003	11th February 2003 to 10th February 2006	1.060 (i)	0.945	2,070,000	–	(1,820,000)	(250,000)	–
11th February 2003	11th February 2003 to 10th February 2008	1.060 (i)	0.945	150,000	–	(90,000)	(60,000)	–
13th August 2003	13th August 2003 to 12th August 2006	1.246 (ii)	1.111	6,270,000	–	(2,944,000)	(570,000)	2,756,000
19th April 2004	19th April 2004 to 18th April 2009	–	1.500	1,600,000	–	(100,000)	(1,300,000)	200,000
24th May 2005	24th May 2005 to 23rd May 2010	–	0.980	–	14,200,000	(2,600,000)	(5,100,000)	6,500,000
7th June 2005	7th June 2005 to 6th June 2010	–	0.974	–	2,000,000	–	–	2,000,000
13th February 2006	13th February 2006 to 12th February 2009	–	2.675	–	1,000,000	–	–	1,000,000
13th February 2006	13th February 2006 to 12th February 2011	–	2.675	–	500,000	(100,000)	–	400,000
				10,090,000	17,700,000	(7,654,000)	(7,280,000)	12,856,000
Category 2: Directors								
19th April 2004	19th April 2004 to 18th April 2009	–	1.500	1,300,000	–	–	–	1,300,000
24th May 2005	24th May 2005 to 23rd May 2010	–	0.980	–	2,300,000	(1,000,000)	–	1,300,000
27th July 2005	27th July 2005 to 26th July 2010	–	1.000	–	2,000,000	(1,500,000)	–	500,000
13th February 2006	13th February 2006 to 12th February 2009	–	2.675	–	3,600,000	–	–	3,600,000
				1,300,000	7,900,000	(2,500,000)	–	6,700,000
Total				11,390,000	25,600,000	(10,154,000)	(7,280,000)	19,556,000
Weighted average exercise price								
Category 1: Employees				1.136	1.123	1.051	1.082	1.200
Category 2: Directors				1.500	1.757	0.992	N/A	1.993

29. SHARE-BASED PAYMENT TRANSACTIONS *(Continued)*

There is no vesting period for the share options disclosed above for the year ended 31st March 2006. The closing prices of the Company's shares immediately before 24th May 2005, 7th June 2005, 27th July 2005 and 13th February 2006, the dates of grant of the options, were HK$0.97, HK$0.99, HK$1.00 and HK$2.725, respectively. These closing prices are not adjusted for the effect of share subdivision that took place on 22nd September 2006.

For the year ended 31st March 2006, the closing prices of the Company's shares immediately before the various exercise dates and at the various exercise dates ranged from HK$1.13 to HK$9.75 and the weighted average closing market price per share immediately before the dates on which the share options were exercised was HK$6.03.

The outstanding options can be exercised in whole or in part at any time during the exercisable period.

Note: Exercise price per share has been adjusted for the effect of the rights issue that took place on 6th May 2004, where appropriate, as follows:

(i) from HK$1.060 to HK$0.945; or

(ii) from HK$1.246 to HK$1.111

Total consideration received for the grant of options during the year was approximately HK$3,270 (2006: HK$530).

The total fair value of the share options granted during the year, calculated at the respective dates of grant, is HK$171,599,000 (2006: HK$22,541,000). With reference to the vesting period attached to the respective share options, the Group recognised share-based payment expenses as follows:

	2007	2006
	HK$'000	*HK$'000*
Directors' emoluments	**5,823**	7,131
Other staff costs	**19,953**	15,410
	25,776	22,541

29. SHARE-BASED PAYMENT TRANSACTIONS *(Continued)*

The fair values of the share options granted during the year ended 31st March 2007 were calculated using the Binomial option pricing model. The inputs into the model are as follows:

	25th May 2006	9th October 2006	9th October 2006	9th October 2006	9th October 2006	9th October 2006	8th November 2006	8th December 2006	19th January 2007	19th January 2007	19th January 2007
Weighted average share price	HK$2.107	HK$1.968	HK$1.968	HK$1.968	HK$1.968	HK$1.968	HK$2.055	HK$2.188	HK$2.377	HK$2.377	HK$2.377
Share price on date of grant	HK$8.350	HK$2.560	HK$2.560	HK$2.560	HK$2.560	HK$2.560	HK$3.070	HK$3.270	HK$4.350	HK$4.350	HK$4.350
Fair value per option	HK$0.735	HK$0.810	HK$1.480	HK$1.672	HK$1.821	HK$1.938	HK$0.970	HK$1.030	HK$2.066	HK$2.520	HK$2.845
Vesting period	1 year	Nil	2 years	3 years	4 years	5 years	Nil	Nil	1 year	2 years	3 years
Exercisable period	2 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years
Expected volatility	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Risk free rate	4.43%	3.90%	3.90%	3.90%	3.90%	3.90%	3.83%	3.72%	4.01%	4.01%	4.01%

Expected volatility was determined by using the historical volatility of the Company's share price over five years. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

30. PLEDGE OF ASSETS

At 31st March 2006, a CG animation picture of the Group (the "Picture") and all rights associated with or relating to the Picture, with an aggregate carrying value of HK$147,710,000 were pledged as securities to (i) a bank (the "Bank") for the credit facilities granted to the Group; (ii) an insurance company for the guarantee granted to the Bank in favour of the Group; and (iii) two independent third parties for their distribution of and exploitation in the Picture according to certain agreements.

The above pledge was fully released during the year and as at 31st March 2007, the Group did not pledge any of its assets.

31. CAPITAL COMMITMENTS

At the balance sheet date, the Group had the following commitments for capital expenditure in respect of CG animation pictures and property, plant and equipment:

	2007	2006
	HK$'000	*HK$'000*
Authorised but not contracted for	–	138,791
Contracted for but not provided in the consolidated financial statements	**12,805**	173
	12,805	138,964

32. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2007	2006
	HK$'000	*HK$'000*
Within one year	**9,002**	3,962
In the second to fifth years inclusive	**15,457**	1,742
	24,459	5,704

Operating lease payments represent rentals payable by the Group for office premises. Leases were negotiated for an average term of three years and rentals were fixed for an average term of three years.

33. RETIREMENT BENEFITS SCHEME

The Group participates in a MPF Scheme established under the Mandatory Provident Fund Scheme Ordinance for all its employees in Hong Kong. The scheme is a defined contribution scheme effective from December 2000 and is funded by contributions from employer and employees according to the rules of the MPF Scheme. The assets of the scheme are held separately from those of the Group, in funds under the control of an independent trustee. During the year, the total amount contributed by the Group to the scheme was approximately HK$3,050,000 (2006: HK$2,318,000), of which HK$2,636,000 (2006: HK$2,169,000) was capitalised in CG animation pictures and HK$414,000 (2006: HK$149,000) has been charged to consolidated income statement and no contributions were forfeited.

34. RELATED PARTY DISCLOSURES

(a) During the year, the Group had the following transactions with related parties:

Name of related party	Nature of transactions	2007 HK$'000	2006 HK$'000
BIHL	Management consultancy income received by the Group	–	6,167
	Tax refund received by the Group	1,590	2,078

(b) Compensation of key management personnel

The remunerations of key management personnel during the year were as follows:

	2007 HK$'000	2006 HK$'000
Short-term benefits	26,858	26,383
Post-employment benefits	58	114
Equity-settled share-based payment expenses	6,412	8,319
	33,328	34,816

35. SUMMARISED BALANCE SHEET OF THE COMPANY

The summarised balance sheet of the Company at 31st March 2007 is as follows:

	2007	2006
	HK$'000	*HK$'000*
Assets		
Interests in subsidiaries	**85,000**	85,000
Other receivables	**647**	390
Amount due from an associate	**–**	350
Amounts due from subsidiaries	**389,677**	222,793
Bank balances and cash	**321,433**	33,689
	796,757	342,222
Liabilities		
Other payables	**5,454**	2,170
Amounts due to subsidiaries	**222,463**	108,611
Convertible notes	**54,299**	59,748
	282,216	170,529
	514,541	171,693
Capital and reserves		
Share capital	**144,113**	122,035
Reserves *(note)*	**370,428**	49,658
	514,541	171,693

35. SUMMARISED BALANCE SHEET OF THE COMPANY *(Continued)*

Note:

	Share premium HK$'000	Share option reserve HK$'000	Convertible notes equity reserve HK$'000	Accumulated profits (losses) HK$'000	Total HK$'000
At 1st April 2005	64,227	–	–	19,106	83,333
Recognition of equity-settled share-based payment *(note 29)*	–	22,541	–	–	22,541
Exercise of share options *(note 28(a))*	9,222	(3,778)	–	–	5,444
Share options lapsed/cancelled for the year	–	(3,562)	–	3,562	–
Recognition of equity component of convertible notes	–	–	11,930	–	11,930
Loss for the year	–	–	–	(73,590)	(73,590)
At 31st March 2006	73,449	15,201	11,930	(50,922)	49,658
Recognition of equity-settled share-based payment *(note 29)*	–	25,776	–	–	25,776
Exercise of share options *(note 28(b) & (d))*	20,922	(8,739)	–	–	12,183
Share options lapsed/cancelled for the year	–	(268)	–	268	–
Conversion of equity component of convertible notes *(note 28(f))*	7,744	–	(1,652)	–	6,092
Placement of shares *(note 28(e))*	425,000	–	–	–	425,000
Share issued expenses	(9,440)	–	–	–	(9,440)
Loss for the year	–	–	–	(138,841)	(138,841)
At 31st March 2007	**517,675**	**31,970**	**10,278**	**(189,495)**	**370,428**

36. PARTICULARS OF SUBSIDIARIES

Particulars of the subsidiaries of the Company at 31st March 2007 are as follows:

Name of subsidiary	Place of incorporation or registration/ operations	Issued and fully paid share capital/ registered capital	Proportion of nominal value of issued capital held by the Company *(note (i))*	Principal activities
Diamond Century International Limited	British Virgin Islands	US$4	100%	Investment holding
Freyner Limited	British Virgin Islands	US$1,000	100%	Inactive
Great Trend International Limited	British Virgin Islands	US$4	100%	Investment holding
Highland Fling Inc.	United States of America	US$5,000	100%	Production management of CG animation pictures
iDream Production Limited	Hong Kong	HK$2	100%	Provision of CG and special effects production services in respect of pictures
Imagi Animation Studios Limited	Hong Kong	HK$2	100%	Investment holding and holding and licensing of intellectual property rights in respect of CG animation pictures
Imagi Character Licensing B.V.	Netherlands	EUR18,100	100%	Sub-licensing of intellectual property rights in respect of CG animation pictures
Imagi Character Limited	Labuan	US$100	100%	Holding and licensing of intellectual property rights in respect of CG animation pictures
Imagi Crystal Limited	Hong Kong	HK$1	100%	Holding and licensing of intellectual property rights in respect of CG animation pictures
Imagi Diamond Limited	Hong Kong	HK$1	100%	Holding and licensing of intellectual property rights in respect of CG animation pictures
Imagi Global Distribution Inc.	United States of America	US$100	100%	Distribution and licensing of intellectual property rights in respect of CG animation pictures

36. PARTICULARS OF SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation or registration/ operations	Issued and fully paid share capital/ registered capital	Proportion of nominal value of issued capital held by the Company *(note (i))*	Principal activities
Imagi Production Limited	Hong Kong	HK$28,572	100%	Production of CG animation pictures and holding and licensing of intellectual property rights in respect of CG animation pictures
Imagi Production (FOTP) Limited	Hong Kong	HK$2	100%	Inactive
Imagi (IP) Licensing B.V.	Netherlands	EUR18,000	100%	Inactive
Imagi (Zentrix) Licensing B.V.	Netherlands	EUR18,000	100%	Sub-licensing of intellectual property rights in respect of CG animation pictures
Imagi International Japan Company Limited	Japan	JPY30,000,000	100%	Provision of marketing services on project licensing and acting as a full-service project management house in respect of CG animation pictures
Imagi Intellectual Properties Limited	Labuan	US$1,000	100%	Holding and licensing of intellectual property rights in respect of CG animation pictures
Imagi IP Holdings Pte. Limited	Labuan	US$100	100%	Inactive
Imagi Services Limited	Hong Kong	HK$2	100%	Provision of administrative services
Imagi Services (USA) Limited	United States of America	US$100	100%	Marketing of CG animation pictures
Imagi Studios (USA) Inc.	United States of America	US$5,000	100%	Production management of CG animation pictures
Imagi Trinity Limited	Labuan	US$100	100%	Inactive
King's Quest Inc.	United States of America	US$5,000	100%	Production management of CG animation pictures
Magic Marble Investments Limited	British Virgin Islands	US$4	100%	Investment holding
Neo-Mad House Intellectual Properties Limited	Labuan	US$1	100%	Inactive

36. PARTICULARS OF SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation or registration/ operations	Issued and fully paid share capital/ registered capital	Proportion of nominal value of issued capital held by the Company *(note (i))*	Principal activities
Neo-Mad House Intellectual Properties Licensing B.V.	Netherlands	EUR18,000	100%	Sub-licensing of intellectual property rights in respect of CG animation pictures
Neo-Mad House (X.S.I.) Limited	Labuan	US$1	100%	Holding and licensing of intellectual property rights in respect of CG animation pictures
Red Impulse Inc.	United States of America	US$5,000	100%	Production management of CG animation pictures
Rover's Trek Inc.	United States of America	US$5,000	100%	Production management of CG animation pictures
Top Bond Technology Limited	Hong Kong	HK$2	100%	Development of intellectual property rights in respect of CG games
Topway Asset Limited	British Virgin Islands	US$4	100%	Investment holding
Turbo Money Investments Limited	British Virgin Islands	US$4	100%	Financing of CG animation pictures
Treasure Path Company Limited	Hong Kong	Ordinary shares HK$100 Non-voting 5% deferred shares HK$1,000,000 *(Note (ii))*	100%	Inactive
Victory Gem International Limited	British Virgin Islands	US$4	100%	Investment holding

Notes:

(i) The Company directly holds the interests in Topway Asset Limited, Magic Marble Investments Limited, Great Trend International Limited and Victory Gem International Limited. All other interests shown above are indirectly held by the Company.

(ii) The non-voting 5% deferred shares, which are not held by the Group, practically carry no rights to dividend or to receive notice of or to attend or vote at any general meeting of the respective subsidiary or to participate in any distribution on winding up.

None of the subsidiaries had issued any debt securities at the end of the year.

Financial Summary

RESULTS

	Year ended 31st March				
	2003	2004	2005	2006	**2007**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
			(restated)		
Continuing operation					
Turnover	15,316	7,976	90,638	479	**243,485**
Loss before taxation	(42,212)	(20,287)	(60,142)	(71,508)	**(138,345)**
Income tax expense	(5,797)	(1,120)	(70,524)	(717)	**(617)**
Loss for the year from continuing operation	(48,009)	(21,407)	(130,666)	(72,225)	**(138,962)**
Discontinued operation					
Profit (loss) for the year from discontinued operation *(note)*	304,042	1,684	349	(27)	–
Profit (loss) for the year	256,033	(19,723)	(130,317)	(72,252)	**(138,962)**
Attributable to:					
Equity holders of the Company	255,997	(19,587)	(130,270)	(72,214)	**(138,923)**
Minority interests	36	(136)	(47)	(38)	**(39)**
	256,033	(19,723)	(130,317)	(72,252)	**(138,962)**

Note: The results of financial summary for the years ended 31st March 2003, 2004 and 2005 have been re-presented in accordance with HKFRS 5 "Non-Current Assets Held for Sales and Discontinued Operations" issued by the HKICPA.

ASSETS AND LIABILITIES

	At 31st March				
	2003	2004	2005	2006	**2007**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	***HK$'000***
Total assets	291,950	246,340	302,275	393,222	**608,403**
Total liabilities	(54,564)	(28,184)	(101,807)	(221,529)	**(93,862)**
	237,386	218,156	200,468	171,693	**514,541**
Equity attributable to equity holders of the Company	237,107	218,013	200,372	171,635	**514,541**
Minority interests	279	143	96	58	–
	237,386	218,156	200,468	171,693	**514,541**

IMAGI

www.imagi.com.hk



23rd Floor, Eight Commercial Tower, 8 Sun Yip Street, Chai Wan, Hong Kong
香港柴灣新業街 8 號八號商業廣場 23 樓

Tel 電話：3102 0108 Fax 傳真：3102 0112

END